As filed with the Securities and Exchange Commission on November 10, 2026

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

Hydrofarm Holdings Group, Inc.

(Exact name of registrant as specified in its charter)

Delaware	5190	81-4895761
(State or other jurisdiction of Incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification Number)

1510 Main Street

Shoemakersville, PA 19555

(707) 765-9990

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Kevin O’Brien

Chief Financial Officer

Hydrofarm Holdings Group, Inc.

1510 Main Street

Shoemakersville, PA 19555

(707) 765-9990

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copy to:

Larry P. Laubach

Seth H. Popick

Cozen O’Connor

1650 Market Street

Suite 2800

Philadelphia, Pennsylvania 19103

Tel: (215) 665-2000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company or an “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging Growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

THE INFORMATION IN THIS PRELIMINARY PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. THESE SECURITIES MAY NOT BE SOLD UNTIL THE REGISTRATION STATEMENT FILED WITH THE U.S. SECURITIES AND EXCHANGE COMMISSION IS DECLARED EFFECTIVE. THIS PRELIMINARY PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND WE ARE NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PRELIMINARY PROSPECTUS

SUBJECT TO COMPLETION, DATED NOVEMBER 10, 2026

17,559,428 Shares of Common Stock

The selling stockholders identified in this prospectus may from time to time sell up to 17,559,428 shares of our common stock, representing (i) 6,971,575 shares of common stock, (ii) 640,000 shares of common stock issuable upon exercise of pre-funded warrants held by the selling stockholders at an exercise price of $0.0001 per share, and (iii) 9,947,853 shares of common stock issuable upon the exercise of warrants held by the selling stockholders at an exercise price of $0.78 per share. These warrants were issued in connection with a private placement transaction consummated on October 27, 2026. We will not receive any proceeds from the sale, if any, of common stock by any selling stockholder, except for funds received from the exercise of warrants held by the selling stockholders, if and when exercised for cash. The selling stockholders will pay any underwriting discounts and commissions and transfer taxes incurred by the selling stockholder in disposing of the shares of our common stock.

The selling stockholders or their transferees, pledgees, assignees, or successors-in-interest may offer and sell or otherwise dispose of the shares of our common stock described in this prospectus from time to time through public or private transactions at prevailing market prices, at prices related to prevailing market prices or at privately negotiated prices. The selling stockholders will bear all commissions and discounts, if any, attributable to the sales of shares of our common stock. We will bear all other costs, expenses, and fees in connection with the registration of the shares of our common stock. See “Plan of Distribution” beginning on page 29 for more information about how a selling stockholder may sell or dispose of the shares of our common stock.

Our common stock is listed on the Nasdaq Capital Market under the symbol “HYFM.” The last reported sale price of our common stock on the Nasdaq Capital Market on November 9, 2026, was $0.77 per share.

Investing in our securities involves a high degree of risk. Before making an investment decision, you should carefully review and consider all of the information set forth in this prospectus and the documents incorporated by reference herein and therein, including the risks and uncertainties described under “Risk Factors” beginning on page 6 of this prospectus and the risk factors incorporated by reference into this prospectus.

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                            , 2026

i

ABOUT THIS PROSPECTUS

This prospectus relates to the resale from time to time by the selling stockholders identified in this prospectus under “Selling Stockholders” beginning on page 17, of up to 17,559,428 shares of our common stock, representing (i) 6,971,575 shares of common stock, (ii) 640,000 shares of common stock issuable upon exercise of pre-funded warrants held by the selling stockholders at an exercise price of $0.0001 per share, and (iii) 9,947,853 shares of common stock issuable upon the exercise of warrants held by the selling stockholders at an exercise price of $0.78 per share. We are not selling any securities under this prospectus, and we will not receive any proceeds from the sale, if any, of common stock by any selling stockholder, except for funds received from the exercise of warrants held by the selling stockholders, if and when exercised for cash.

You should rely only on the information contained in this prospectus or in any free writing prospectus that we may specifically authorize to be delivered or made available to you. We have not authorized anyone to provide you with any information other than that contained in this prospectus. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus may only be used where it is legal to offer and sell our securities. The information in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of our securities. Our business, financial condition, results of operations and prospects may have changed since that date. We are not making an offer of these securities in any jurisdiction where the offer is not permitted.

For investors outside the United States: We have not done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States must inform themselves about, and observe any restrictions relating to, the offering of securities and the distribution of this prospectus outside the United States.

This prospectus includes or incorporates by reference statistical and other industry and market data that we obtained from industry publications and research, surveys and studies conducted by third parties. Industry publications and third-party research, surveys and studies generally indicate that their information has been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. We believe that the data obtained from these industry publications and third-party research, surveys and studies are reliable.

This prospectus contains or incorporates by reference summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed or have been incorporated by reference as exhibits to the registration statement of which this prospectus forms a part, and you may obtain copies of those documents as described in this prospectus under “Where You Can Find More Information.”

Solely for convenience, tradenames referred to in this prospectus appear without the ® or TM symbols, but those references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or that the applicable owner will not assert its rights, to these tradenames and trademarks. All trademarks, service marks and tradenames included or incorporated by reference in this prospectus are the property of their respective owners.

Unless otherwise indicated, the terms “Hydrofarm,” “Hydrofarm Holdings,” “Company,” “we,” “us,” and “our” refer to Hydrofarm Holdings Group, Inc. and its wholly-owned subsidiaries.

ii

PROSPECTUS SUMMARY

This summary highlights some of the information contained elsewhere in this prospectus. This summary is not complete and does not contain all the information that you should consider before investing in our securities. You should carefully consider the risks and uncertainties described under “Risk Factors” in this prospectus, together with all of the other information in this prospectus, including our consolidated financial statements and the related notes and the other information incorporated by reference into this prospectus, before investing in our securities.

Our Business

We are a leading independent manufacturer and distributor of branded hydroponics equipment and supplies for controlled environment agriculture, or CEA, including grow lights, climate control solutions, grow media and nutrients, as well as a broad portfolio of innovative, proprietary branded products. We primarily serve the United States and Canadian markets, and believe we are one of the leading companies in these markets in an otherwise fragmented industry. For nearly 50 years, we have helped growers make growing easier and more productive. Our mission is to empower growers, farmers and cultivators with products that enable greater quality, efficiency, consistency, and speed in their grow projects.

Hydroponics is the farming of plants using soilless grow media and often artificial lighting in a controlled indoor or greenhouse environment. Hydroponics is the primary category of CEA and we use the terms CEA and hydroponics interchangeably. Our products are used to grow, farm, and cultivate cannabis, flowers, fruits, plants, vegetables, grains, and herbs in controlled environment settings that allow end users to control key farming variables including temperature, humidity, CO2, light intensity spectrum, nutrient concentration and pH. Through CEA, growers are able to be more efficient with physical space, water and resources, while enjoying year-round and more rapid grow cycles as well as more predictable and abundant grow yields, when compared to other traditional growing methods.

We reach commercial farmers and consumers through a broad and diversified network, who we connect with primarily through our proprietary online ordering platform. Our products are distributed across the United States and Canada through a diversified range of retailers of commercial and home gardening equipment and supplies. Our customers include specialty hydroponic retailers, commercial resellers and greenhouse builders, garden centers, hardware stores, and e-commerce retailers. Specialty hydroponic retailers can provide growers with specialized merchandise assortments and knowledgeable staff. Our logistics services business manages the receipt, warehousing, and distribution of multiple customer accounts, leveraging our warehouse space in multiple distribution centers in the U.S. and Canada. These logistics agreements and operating subleases are accounted for as an offset and reduction to our facility expense within Selling, general and administrative in our consolidated statements of operations.

Recent Developments

Market Conditions and Restructuring Plans

We have experienced adverse financial results which we believe are primarily a result of an agricultural oversupply impacting our market and resulting in a decrease in indoor and outdoor cultivation. The extent to which these market conditions will continue to negatively impact our business and results of operations is uncertain and difficult to predict at this time. We believe COVID-19 may have provided a positive demand impact for us in 2020 and 2021 from shelter-in-place orders in the United States, a possible negative supply chain impact from workforce disruption at international and domestic suppliers, and a possible negative growth rate impact in the periods since, due to agricultural oversupply initiated during the height of COVID-related shelter-in-place orders. In addition, we believe demand for our products has been negatively impacted by the extended period to enact reform of U.S. federal regulations, including cannabis rescheduling, which have been slow to develop, possibly leading cannabis operators to reduce investments in our products, particularly durable goods. In addition, we believe our financial results have been negatively impacted by hydroponic retail store closings and, in some cases, associated accounts receivable allowances.

During the second quarter of 2025, we initiated a restructuring to reduce our product portfolio and operational footprint to decrease costs and improve efficiency, which we refer to as the 2025 Restructuring Plan. The 2025 Restructuring Plan actions entailed (i) eliminating a significant portion of our product portfolio, primarily underperforming distributed brands, to improve supply chain and operational focus, (ii) further reductions in our distribution center network and manufacturing footprint, and (iii) corresponding headcount reductions.

During the fourth quarter of fiscal 2025, as a result of industry conditions, primarily attributable to an agricultural oversupply impacting our market and resulting in a decrease in indoor and outdoor cultivation, as well as continued declines in operating cash flows and profitability, we assessed our long-lived assets for impairment and recorded an impairment charge of $232.2 million. Of such impairment charge, $228.4 million was related to finite-lived intangible assets and $3.8 million was related to property, plant, and equipment. The loss was recorded in Impairments in the consolidated statement of operations for the year ended December 31, 2025. We estimated fair value based on the income approach and market approach. Under the income approach, we estimated the fair value of the asset group on the present value of estimated future cash flows, which we considered to be a level 3 unobservable input in the fair value hierarchy.

As a result of continued pressure from market conditions on the company’s liquidity and capital structure, we have explored strategic alternatives to strengthen the Company’s liquidity and capital structure. In connection with such process, together with our financial advisors, we engaged in ongoing discussions with lenders under our senior secured term loan having an initial principal amount of $125.0 million. On February 4, 2026, we elected to defer making the interest payment of approximately $2.8 million on the senior secured term loan. As a result of our failure to pay the interest within the grace period, an event of default occurred with respect to the senior secured term loan. On February 11, 2026, the lenders under our senior secured term loan, through the administrative agent, notified us of such event of default and informed us that the administrative agent or the collateral agent for the senior secured term loan may exercise any rights and remedies provided under the credit and guaranty agreement for the senior secured term loan and related financing documents, but it did not seek to enforce such remedies as of such time. As a result of such event of default, the senior secured term loan was reclassified to current portion of long-term debt from long-term debt and interest began accruing at a rate that is 2% per annum in excess of the interest rate otherwise payable.

As part of our strategic plan to streamline our operations and improve the focus on our proprietary brands and core product categories, on April 30, 2026, we completed the closing of our previously announced agreement with Quality Horticulture, a family-owned Canadian garden center and horticultural distribution company, pursuant to which Quality Horticulture will serve as the exclusive Canadian distributor of our proprietary portfolio of nutrients, plant additives, grow media, horticultural lighting and environmental control products, including House & Garden, Grotek, Gaia Green, PHOTOBIO, SunBlaster and Active Aqua.

During the second quarter of 2026, we also sold approximately 38 acres of the 120 acres of excess owned land at the Goshen, New York location for $1.4 million.

On July 31, 2026, we entered into a share purchase agreement with 2817049 Alberta Ltd. pursuant to which we sold all of the issued and outstanding shares of Aurora Peat Products ULC, or APP, for $16 million, subject to adjustments set forth in the share purchase agreement. The net proceeds from the sale were applied to reduce outstanding debt, including outstanding interest, under the senior secured term loan. In connection with the closing of the sale of APP, we entered into a secured promissory note, pursuant to which the buyer issued a promissory note in the principal amount of $5 million, representing a deferred portion of the purchase price payable to us under the share purchase agreement. The secured promissory note was assigned to the lenders of our senior secured term loan. Cash obligations in connection with the closing of the transaction are estimated to be up to $3.1 million.

As of June 30, 2026, we had current liabilities of approximately $148.0 million, including the current portion of long-term debt of approximately $114.4 million and accounts payable of approximately $10.7 million.

Concurrently with the closing of a registered direct offering and a concurrent private placement on October 27, 2026, we satisfied our obligations under the senior secured term loan pursuant to the terms of a payoff letter with the lenders. Such payoff letter required that we deliver to the lenders, in the aggregate, (i) 27.5 million shares of Series 1 Non-Voting Convertible Preferred Stock and (ii) warrants to purchase 27.5 million shares of common stock at an exercise price equal to $0.78, which we refer to as the Lender Warrants. Each share of Series 1 Non-Voting Convertible Preferred Stock has a par value of $0.0001 per share and a stated value equal to $1.00. The Series 1 Non-Voting Convertible Preferred Stock ranks (i) senior to the common stock and any other class or series of our capital stock thereafter created, the terms of which specifically provide that such class or series shall rank junior to the Series 1 Non-Voting Convertible Preferred Stock, and (ii) pari passu with any class or series of our capital stock created specifically ranking, by its terms, on par with the Series 1 Non-Voting Convertible Preferred Stock. The Series 1 Non-Voting Convertible Preferred Stock shall be convertible into 27.5 million shares of common stock, determined by dividing the stated value per share of Series 1 Non-Voting Convertible Preferred Stock by the per share conversion price (as adjusted from time to time) and the Lender Warrants shall be exercisable, commencing upon receipt of any required stockholder approvals, and shall in all cases be subject to a 4.99% beneficial ownership limitation. We also entered into a side letter agreement, which provides for, among other things, the right of certain lenders to designate one director to our board of directors and following, and subject to, approval by our stockholders under the Nasdaq Stock Market, or Nasdaq, listing rules or confirmation by Nasdaq, that such appointments do not violate its rules, the lenders shall have the right to designate up to three additional directors to our board of directors.

As a result of the satisfaction of our obligations under the senior secured term loan, we expect to recognize an improvement of up to $109.0 million in our stockholders’ equity, offset by any new senior secured credit facility entered into by us. In addition, following the satisfaction of the senior secured term loan, we will not be subject to certain operating covenants, including certain covenants that restrict our ability to sell directly to cannabis growers. Accordingly, following the termination of the senior secured term loan, we intend to also sell directly to cannabis growers.

On October 5, 2026, the Company entered into an agreement and mutual release (the “release agreement”) providing for the full, final and complete settlement of all claims by the parties related to their engagement. In connection with the release agreement, the Company agreed to, among other things and subject to certain milestones, issue 300,000 shares of Series 1 Non-Voting Convertible Preferred Stock that will be convertible in the aggregate into 300,000 shares of common stock upon approval of issuance of the Common Stock upon conversion of the Series 1 Non-Voting Convertible Preferred Stock by the Company’s stockholders as required by applicable Nasdaq listing rules.

We continue to evaluate our product portfolio and supply chain, in order to improve efficiency, lower our costs and reduce our footprint. We are also evaluating other opportunities to sell excess owned land, not currently being used in operations, to supplement our cash position and potential contract manufacturing or other outsourcing arrangements. Depending on the length and severity of the industry and market conditions, including the fluid and complex international tariff and trade policies impacting our business, our ability to successfully negotiate with key vendors and other third parties, and the pursuit of additional financing or strategic alternatives, it is possible we may execute additional restructuring plan actions and incur future associated charges, and we may not be able to realize the full extent of our anticipated cost savings.

Nasdaq Listing and Maintenance Requirements

On April 1, 2026, the Listing Qualifications Department of Nasdaq notified us that we were not in compliance with the $2.5 million minimum stockholders' equity requirement under Nasdaq Listing Rule 5550(b)(1), or the Equity Rule. Although Nasdaq subsequently granted us an extension to regain compliance, on July 2, 2026, Nasdaq determined that we had not satisfied the terms of that extension. We timely requested a hearing before the Nasdaq Hearings Panel on July 9, 2026, which stayed any further action by Nasdaq pending completion of the hearing process. On September 8, 2026, Nasdaq issued a decision letter in which the Nasdaq Hearings Panel granted our request to continue our listing on Nasdaq subject to satisfaction of the following conditions:

a.

on or before September 30, 2026, we must advise the Nasdaq Hearings Panel on the status of the proposed debt conversion as well as any asset sales completed as part of the compliance plan (on September 30, 2026, we advised the Nasdaq Hearings Panel accordingly);

b.

on or before October 16, 2026, we must demonstrate compliance with the Equity Rule by filing a timely public disclosure describing the transactions undertaken by us to achieve compliance and demonstrate long-term compliance with the Equity Rule, and by providing an indication of our equity following those transactions (on October 20, 2026, we received an extension from the Nasdaq Hearings Panel to October 27, 2026 and on October 27, 2026, filed a timely public disclosure describing this offering and other transactions undertaken by us to achieve compliance with the Equity Rule); and

c.	we will be required to maintain compliance with all Nasdaq Listing Rules through December 29, 2026.

On October 27, 2026, we submitted to the Nasdaq Hearings Panel an unaudited pro forma condensed balance sheet that gives effect to the registered direct offering, the concurrent private placement and the satisfaction of our obligations under the senior secured term loan. The pro forma balance sheet shows pro forma stockholders' equity that exceeds the $2.5 million minimum required by the Equity Rule. The pro forma balance sheet is not included in, and is not incorporated by reference into, this prospectus. On November 9, 2026, Nasdaq provided confirmation that we have regained compliance with the Equity Rule.

On July 6, 2026, we also received a letter from Nasdaq indicating that we were not in compliance with the minimum bid price requirement for continued listing on Nasdaq under Nasdaq Listing Rule 5550(a)(2), or the Bid Price Rule, because we had not maintained a minimum closing bid price of $1 per share for the prior 30 consecutive business days. If at any time during the 180-day period, the closing bid price of our common stock is at least $1 for a minimum of ten consecutive business days, Nasdaq will provide written confirmation to us of our compliance. In the event that we do not regain compliance with the Bid Price Rule during that period, we may be eligible for additional time. We are evaluating available options to regain compliance with the Bid Price Rule; however, there can be no assurance that we will do so.

We will remain subject to the Nasdaq Hearings Panel's review and to Nasdaq's continued monitoring of our compliance with the Equity Rule and the other Nasdaq Listing Rules, including the Bid Price Rule. There can be no assurance that the Nasdaq Hearings Panel will find that the Company has regained compliance, or that the Company will remain in compliance with the Equity Rule or other applicable Nasdaq Listing Rules.

Corporate Information

We were incorporated in Delaware in January 2017 under the name Innovation Acquisition One Corp. Our predecessor company, originally called Applied Hydroponics, Inc., was founded in 1977 in Northern California. We changed our name to Hydrofarm Holdings Group, Inc. on August 3, 2018. Our principal executive offices are located at 1510 Main Street, Shoemakersville, Pennsylvania 19555 and our telephone number is (707) 765-9990. Our website address is www.hydrofarm.com. None of the information on or accessible through our websites is incorporated by reference in, or constitutes a part of, this prospectus or in any other filings with, or in any information furnished or submitted to, the U.S. Securities and Exchange Commission, or the SEC. Investors should not rely on any such information in deciding whether to purchase our securities.

Additional Information

For additional information related to our business and operations, please refer to the reports incorporated herein by reference, including our Annual Report on Form 10-K for the year ended December 31, 2025, as filed with the SEC on March 27, 2026, and our Quarterly Reports on Form 10-Q for the quarters ended March 31, 2026 and June 30, 2026, as filed with the SEC on May 15, 2026 and August 14, 2026, respectively, as described under “Incorporation of Certain Documents by Reference” in this prospectus.

THE OFFERING

The following is a brief summary of some of the terms of the offering and is qualified in its entirety by reference to the more detailed information appearing elsewhere in this prospectus.

Common stock offered by selling stockholders

17,559,428 shares of our common stock, representing (i) 6,971,575 shares of common stock, (ii) 640,000 shares of common stock issuable upon exercise of pre-funded warrants held by the selling stockholders at an exercise price of $0.0001 per share, and (iii) 9,947,853 shares of common stock issuable upon the exercise of warrants held by the selling stockholders at an exercise price of $0.78 per share.

Use of proceeds

We will not receive any proceeds from the sale of shares of our common stock by the selling stockholders except for funds received from the exercise of warrants held by the selling stockholders, if and when exercised for cash. See “Use of Proceeds” for additional information.

Plan of Distribution	The selling stockholders will determine when and how they will sell our common stock covered by this prospectus. See the “Plan of Distribution” for additional information.

Risk factors

Investing in our securities involves a high degree of risk. You should carefully consider the information under “Risk Factors” in this prospectus and the other risks identified in the documents included or incorporated by reference in this prospectus before deciding to invest in our common stock.

NASDAQ Stock Market symbol	“HYFM”

RISK FACTORS

Investing in our securities involves a high degree of risk. Before investing in our securities, you should carefully consider the risks, uncertainties and assumptions contained in this prospectus and also contained under the heading “Risk Factors” included in our Annual Report on Form 10-K for the year ended December 31, 2025 filed with the SEC on March 27, 2026, or as revised or supplemented by subsequent filings, which are on file with the SEC and are incorporated herein by reference, and which may be amended, supplemented or superseded from time to time by other reports we file with the SEC in the future. Our business, financial condition, results of operations and future growth prospects could be materially and adversely affected by any of these risks. In these circumstances, the market price of our common stock could decline, and you may lose all or part of your investment.

Risks Related to this Offering and Our Common Stock

There is substantial doubt about our ability to continue as a going concern and as an investor, you may lose all of your investment.

Management has concluded that there is substantial doubt about our ability to continue as a going concern within 12 months after the date of our Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2026. Our potential inability to continue as a going concern may materially adversely affect the price of our common stock and our ability to raise new capital or enter into partnerships. If we are unable to continue as a going concern, we may have to liquidate our assets and may receive less than the value at which those assets are carried on our financial statements, and it is likely that investors will lose all or part of their investment. Further, the perception that we may be unable to continue as a going concern may impede our ability to pursue strategic opportunities or operate our business due to concerns regarding our ability to fulfill our contractual obligations. In addition, if there remains substantial doubt about our ability to continue as a going concern, investors or other financing sources may be unwilling to provide additional funding to us on commercially reasonable terms, or at all.

There can be no assurance that we will be able to raise additional capital in sufficient amounts or on favorable terms, or at all. If we are unable to raise adequate additional capital when required or in sufficient amounts or on terms acceptable to us, we may have to significantly reduce expenses, sell assets (potentially at a loss), cease operations altogether, pursue an acquisition of our company at a price that may result in up to a total loss on investment for our securityholders, file for bankruptcy or seek other protection from creditors, or liquidate all of our assets.

Investing in our common stock involves a high degree of risk. As an investor, you may never recoup all, or even part, of your investment and you may never realize any return on your investment. You must be prepared to lose all of your investment.

Our stock price has been and may be volatile in the future, and as a result, investors in our securities could incur substantial losses.

There can be no guarantee that our stock price will remain at current prices or that future sales of our common stock will not be at prices lower than those sold to investors. We may incur rapid and substantial increases or decreases in our stock price in the foreseeable future attributable to various factors including those discussed in the “Risk Factors” section in this prospectus, the documents incorporated by reference herein and in any free writing prospectus we authorize for use in connection with this offering. Some factors may be unrelated to our operating performance or prospects or may be beyond our control. The price for our common stock may be influenced by many factors, including investor reaction to our business strategy; the success of our strategic plan and our ability to sustain necessary and sufficient liquidity to satisfy our creditors and avoid the imposition of involuntary bankruptcy; compliance with Nasdaq listing standards, including without limitation compliance with the Equity Rule and Bid Price Rule; variations in our financial results and our liquidity; any major change in our board of directors or management; or our involvement in litigation.

Since our stock price may continue to be volatile in the future, investors in our common stock could incur substantial losses. We may be required to incur significant legal fees and other expenses related to any securities litigation and our other litigation related to our business. Further, our stock price could be subject to significant fluctuation or otherwise be adversely affected by the events, risks and uncertainties of any securities or other litigation.

Future sales of our common stock, or the perception that such future sales may occur, may cause our stock price to decline.

Sales of a substantial number of shares of our common stock in the public market, or the perception that these sales could occur, could cause the market price of our common stock to decline and impair our ability to raise capital through the sale of additional equity securities. All of the shares of common stock sold in this offering (other than in the concurrent private placement) upon issuance will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, or the Securities Act.

We do not expect to pay dividends in the foreseeable future. As a result, you must rely on stock appreciation for any return on your investment.

We do not anticipate paying cash dividends on our common stock in the foreseeable future. Any payment of cash dividends will depend on our financial condition, results of operations, capital requirements and other factors and will be at the discretion of our board of directors. Accordingly, you will have to rely on capital appreciation, if any, to earn a return on your investment in our common stock.

We have received notice that certain unsecured creditors intend to file an involuntary bankruptcy petition against us, and we are subject to other claims and disputes with unsecured creditors. If an involuntary petition is filed, or if we otherwise become subject to bankruptcy, receivership or similar proceedings, the value of our common stock could be substantially or entirely lost.

We have received notice from certain unsecured creditors of their intent to file an involuntary petition against us under the U.S. Bankruptcy Code, or the Bankruptcy Code. We are also subject to other claims and disputes with unsecured creditors, including vendors, service providers and other trade creditors, over amounts they allege are past due. As of the date of this prospectus, no involuntary petition has been filed against us, and we have been able to resolve the threatened involuntary petition that is known to us through negotiation and payment arrangement or other means. We cannot assure you that other creditors will not file their own petitions or start collection actions, litigation or other proceedings against us.

Any involuntary or voluntary bankruptcy case, receivership or similar process, or any winding up and liquidation of our business, could have a material adverse effect on our business, financial condition, results of operations, cash flows and liquidity. While any such proceeding or process continues:

●	our management would spend substantial time and effort on the proceeding instead of on our business operations;
●	we would incur significant legal, advisory and other professional fees and expenses;
●	we may find it harder to retain management and other key personnel needed to run our business successfully;
●

our customers, suppliers, licensors, landlords and other counterparties might lose confidence in our ability to continue as a going concern or reorganize successfully. They might seek alternative commercial relationships, demand less favorable terms, or try to terminate or not renew their agreements with us;

●	regulators that oversee our licenses may review, restrict, suspend or refuse to renew or transfer our licenses and permits; and
●	certain actions outside the ordinary course of business may require court or receiver approval, which would limit our flexibility to respond to market conditions.

Additionally, a bankruptcy proceeding or similar process could result in a limited recovery, if any, for our stockholders, and would place our stockholders at significant risk of losing all of their investment in our common stock.

We may need additional financing following this offering to execute our business plan and fund operations, which additional financing may not be available on reasonable terms, or at all.

As of June 30, 2026, we had total assets of approximately $101.6 million and net working capital of approximately negative $108.1 million. As of June 30, 2026, our working capital included approximately $6.2 million of cash and cash equivalents. We believe that the net proceeds of the registered direct offering and the concurrent private placement that closed on October 27, 2026, plus our cash on hand as of the date of this prospectus, are sufficient to fund our proposed operating plan for at least 12 months from the close of this offering. However, if we were to fall short of our projections, we may need additional capital to fund our continued operations. If necessary, we intend to seek additional funds through various financing sources, including the sale of our equity securities and divestitures of assets. In addition, we will consider alternatives to our current business plan that may enable us to achieve positive cash flow with a smaller amount of capital. However, there can be no guarantees that these plans will be successful, or funds will be available on commercially reasonable terms, if at all. If such financing is not available on satisfactory terms, we may be unable to further pursue our business plan and we may be unable to continue operations, in which case you may lose your entire investment. Obtaining additional financing contains risks, including:

●	additional equity financing may not be available to us on satisfactory terms and any equity we are able to issue would lead to dilution for current stockholders;
●	loans or other debt instruments may have unfavorable terms and/or conditions, such as interest rate, restrictive covenants and control or revocation provisions;
●	the current environment in the capital markets combined with our capital constraints may prevent us from being able to obtain adequate financing; and
●

if we fail to satisfy covenants we are subject to or are unable to obtain additional financing to fund losses in our business, we may need to seek bankruptcy or similar protection to the extent available to us.

In addition, under the securities purchase agreement relating to our registered direct offering and concurrent private placement dated October 27, 2026, we agreed not to issue, agree to issue, or publicly announce the issuance of any common stock or common stock equivalents, and not to file any registration statement or amendment thereto, without the prior written consent of purchasers holding a majority in interest of the securities sold in the concurrent private placement, subject to limited exceptions. These restrictions remain in effect until 120 days following the effectiveness of the registration statement accompanying this prospectus and may limit our ability to obtain additional financing or raise capital on favorable terms, if at all during such period.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents we have filed with the SEC that are incorporated by reference herein include forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended, or the Exchange Act, that relate to future events or our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Words such as, but not limited to, “believe,” “expect,” “anticipate,” “estimate,” “intend,” “may,” “plan,” “potential,” “predict,” “project,” “targets,” “likely,” “will,” “would,” “could,” “should,” “continue,” and similar expressions or phrases, or the negative of those expressions or phrases, are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Although we believe that we have a reasonable basis for each forward-looking statement contained in this prospectus and the documents we have filed with the SEC that are incorporated by reference herein, we caution you that these statements are based on our projections of the future that are subject to known and unknown risks and uncertainties and other factors that may cause our actual results, level of activity, performance or achievements to differ from those expressed or implied by these forward-looking statements. The sections in our periodic reports, including our most recent Annual Report on Form 10-K, as revised or supplemented by our subsequent Quarterly Reports on Form 10-Q or our Current Reports on Form 8-K, entitled “Business,” “Risk Factors,” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” as well as other sections in this prospectus and the documents we have filed with the SEC that are incorporated by reference herein, discuss some of the factors that could contribute to these differences. These forward-looking statements include, among other things, statements about:

●	our ability to continue as a going concern;
●	our liquidity and our ability to resolve claims from unsecured creditors in the ordinary course of business;
●	our ability to regain and maintain compliance with the continued listing standards of The Nasdaq Capital Market ;
●	the results of and expectations regarding our acquisitions, dispositions and strategic alliances, and our ability to effect strategic transactions in the future;
●

industry conditions, including oversupply and decreasing prices of our customers' products which, in turn, have materially adversely impacted our sales and other results of operations and which may continue to do so in the future;

●	potential tariffs or interruptions to global trade;
●	the potential for future charges associated with the impairment of our long-lived assets, inventory allowances and purchase commitment losses, and accounts receivable reserves;
●	our ability and intent to access bankruptcy courts, receivership or similar processes, or otherwise wind up our business and liquidate;
●	the anticipated impact of our restructuring activities on our expenses and cash expenditures;
●	potential dilution that may result from equity financings while our stock prices are depressed;
●	the conditions impacting our customers, including related crop prices and other factors impacting growers;
●	the adverse effects of public health epidemics, including the COVID-19 pandemic, on our business, results of operations and financial condition;
●	interruptions in our supply chain;
●	federal and state legislation and regulations pertaining to agricultural products and the use and cultivation of cannabis in the United States and Canada;
●	public perceptions and acceptance of cannabis use;
●	fluctuations in the price of various crops and other factors affecting growers;
●	our long-term non-cancellable leases under which many of our facilities operate, and our ability to renew or terminate our leases;
●	our reliance on, and relationships with, a limited base of key suppliers for certain products;
●	our ability to keep pace with technological advances;
●	our ability to execute our e-commerce business;
●	the costs of being a public company;
●	our ability to successfully identify appropriate acquisition targets, successfully acquire identified targets or successfully integrate the business of acquired companies;

●	the success of our marketing activities;
●	the potential for a disruption or breach of our information technology systems or cyber-attack;
●	our dependence on third parties, or the performance of third parties on which we depend;
●	any change to our reputation or to the reputation of our products;
●	the fluctuation in the prices of the products we distribute;
●	competitive industry pressures;
●	the consolidation of businesses within our industry;
●	compliance with environmental, health and safety laws;
●	our ability to protect and defend against litigation, including claims related to intellectual property rights;
●	product shortages and relationships with key suppliers;
●	our ability to attract and retain key employees;
●	the volatility of the price of our common stock;
●	the marketability of our common stock; and
●	other risks and uncertainties, including those listed herein as well as under the heading “Risk Factors” in our Annual Report on Form 10-K.

We may not actually achieve the plans, intentions or expectations disclosed in our forward-looking statements, and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important cautionary statements in this prospectus and the documents we have filed with the SEC that are incorporated by reference herein, particularly in the “Risk Factors” section, that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. For a summary of such factors, please refer to the section entitled “Risk Factors” in this prospectus and the documents we have filed with the SEC that are incorporated by reference herein and in any free writing prospectus we authorize for use in connection with this offering. The information contained in this prospectus is believed to be current as of the date of this prospectus. We do not intend to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results or to changes in our expectations, except as required by law.

In light of these assumptions, risks and uncertainties, the results and events discussed in the forward-looking statements contained in this prospectus and the documents we have filed with the SEC that are incorporated by reference herein and in any free writing prospectus we authorize for use in connection with this offering might not occur. Other unknown or unpredictable factors that could also adversely affect our business, financial condition and results of operations may arise from time to time. Investors are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this prospectus or the date of the document incorporated by reference in this prospectus. We are not under any obligation, and we expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements attributable to us or to any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

USE OF PROCEEDS

We will not receive any proceeds from the sale of our common stock by the selling stockholders. All net proceeds from the sale of our common stock covered by this prospectus will go to the selling stockholders. We expect that the selling stockholders will sell their common stock as described under “Plan of Distribution.”

We may receive proceeds from the exercise of the warrants to the extent that these warrants are exercised for cash by the selling stockholders. Warrants, however, are exercisable on a cashless basis under certain circumstances. If all of the warrants mentioned above were exercised for cash in full, the gross proceeds would be approximately $7.8 million. We intend to use the net proceeds of such warrant exercise, if any, for general corporate purposes. We can make no assurances that any of the warrants will be exercised, or if exercised, that they will be exercised for cash, the quantity which will be exercised or the period in which they will be exercised.

Unaudited Pro Forma Condensed Consolidated Financial Information

On July 31, 2026, we completed the sale of our Aurora Peat Products business, or APP. We refer to the date of that closing as the APP Closing Date. We entered into a Share Purchase Agreement on July 31, 2026, between our wholly-owned subsidiary, Aurora International, LLC, and 2817049 Alberta Ltd., or the APP Buyer. Pursuant to the Share Purchase Agreement, we sold APP to the APP Buyer for $16 million, a portion of which is represented by a promissory note in the amount of $5 million and subject to customary adjustments for cash, indebtedness, working capital and transaction expenses as set forth in the Share Purchase Agreement, which we refer to as the APP Transaction. The net proceeds from the APP Transaction were applied to reduce the then-outstanding debt under the senior secured term loan.

The unaudited pro forma condensed consolidated financial statements presented below consist of an Unaudited Pro Forma Condensed Consolidated Balance Sheet as of June 30, 2026 and Unaudited Pro Forma Condensed Consolidated Statements of Operations for the six months ended June 30, 2026.

The following unaudited pro forma condensed consolidated financial information is intended to show how the sale of APP might have affected our historical financial statements if the transaction had been completed at an earlier time as indicated herein. The unaudited pro forma condensed consolidated financial statements have been prepared in accordance with Article 11 of Regulation S-X and were derived from our historical consolidated financial statements and are being presented to give effect to the sale of APP. The unaudited pro forma condensed consolidated financial statements and the accompanying notes should be read in conjunction with:

i.  Our unaudited interim historical consolidated financial statements, the accompanying notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included in our Quarterly Report on Form 10-Q for the six months ended June 30, 2026 filed with the SEC on August 14, 2026.

The unaudited pro forma condensed consolidated financial statements are based on available information and assumptions that our management believes are reasonable as of the date of this filing. The Unaudited Pro Forma Condensed Consolidated Balance Sheet as of June 30, 2026 adjusts our assets, liabilities, and stockholders' equity to reflect the sale of APP as of June 30, 2026. The Unaudited Pro Forma Condensed Consolidated Statement of Operations for the six months ended June 30, 2026 reflects the disposition of APP for all periods presented. In addition, the Unaudited Pro Forma Condensed Consolidated Balance Sheet as of June 30, 2026 and the Unaudited Pro Forma Condensed Consolidated Statements of Operations for the six months ended June 30, 2026, reflect certain "Pro Forma Adjustments" that are incremental to those related to the sale of APP, as discussed above. The Pro Forma Adjustments in the unaudited pro forma condensed consolidated balance sheet as of June 30, 2026 and the unaudited pro forma condensed consolidated statement of operations for the period ending June 30, 2026, are reflected as if the transaction had occurred on June 30, 2026 and January 1, 2026, respectively.

The unaudited pro forma condensed consolidated financial information is provided for informational purposes only and does not purport to represent our actual financial condition or results of operations had the APP sale occurred on the dates indicated nor does it project our results of operations or financial condition for any future period or date. We have prepared the unaudited pro forma condensed financial information based on available information using certain assumptions that we believe are reasonable. As a result, the actual results reported by us in periods following the APP sale may differ materially from this unaudited pro forma condensed financial information.

Hydrofarm Holdings Group, Inc.

Pro Forma Condensed Consolidated Balance Sheet

(Unaudited)

(In thousands, except share amounts)

	As of June 30, 2026
	Historical (as reported)	APP Disposition		Pro Forma Adjustments		Pro Forma
		(A)		(C)
Assets
Current assets:
Cash and cash equivalents	$6,154	$10,264	i	$(10,264)	iv	$6,154
Restricted cash	459	-		-		459
Accounts receivable, net	7,948	(575)		-		7,373
Inventories	22,769	(2,314)		-		20,455
Prepaid expenses and other current assets	2,550	(55)		-		2,495
Total current assets	39,880	7,320		(10,264)		36,936
Property and equipment, net	26,387	(13,475)		-		12,912
Operating lease right-of-use assets	31,419	(2,141)		-		29,278
Intangible assets, net	2,801	-		-		2,801
Notes receivable	-	5,000	i	(5,000)	iv	-
Other assets	1,091	(278)		-		813
Total assets	101,578	(3,574)		(15,264)		82,740

Liabilities and stockholders' equity
Current liabilities:
Accounts payable	10,655	(915)		-		9,740
Accrued expenses and other current liabilities	13,914	(446)		(5,514)	iv	7,954
Deferred revenue	888	(39)		-		849
Current portion of lease liabilities	7,666	(227)		-		7,439
Current portion of finance lease liabilities	460	-		-		460
Current portion of long-term debt	114,420	-		(7,006)	iv	107,414
Total current liabilities	148,003	(1,627)		(12,520)		133,856
Long-term lease liabilities	28,425	(1,921)		-		26,504
Long-term finance lease liabilities	7,143	-		-		7,143
Long-term debt	39	-		-		39
Deferred tax liabilities	2,131	-		(2,131)	v	-
Other long-term liabilities	4,858	(4,584)		-		274
Total liabilities	190,599	(8,132)		(14,651)		167,816
Stockholders' (deficit) equity
Common stock ($0.0001 par value; 300,000,000 shares authorized; 4,814,612 shares issued and outstanding at June 30, 2026).	-	-		-		-
Additional paid-in capital	791,525	-		-		791,525
Accumulated other comprehensive (loss) income	(8,053)	2,522	ii	-		(5,531)
Accumulated deficit	(872,493)	2,036	iii	(613)	ix	(871,070)
Total stockholders' (deficit) equity	(89,021)	4,558		(613)		(85,076)
Total liabilities and stockholders' (deficit) equity	$101,578	$(3,574)		$(15,264)		$82,740

Hydrofarm Holdings Group, Inc.

Pro Forma Condensed Consolidated Statements of Operations

(Unaudited)

(In thousands, except share amounts)

	Six Months Ended June 30, 2026
	Historical (as reported)	APP Disposition	Pro Forma Adjustments		Pro Forma
		(B)	(C)
Net sales	$51,735	$(4,204)	$711	viii	$48,242
Cost of goods sold	47,264	(5,203)	711	viii	42,772
Gross profit	4,471	999	-	viii	5,470
Operating expenses:
Selling, general and administrative	20,630	(358)	-	vi	20,272
(Loss) income from operations	(16,159)	1,357	-		(14,802)
Interest expense	(9,319)	-	1,189	vii	(8,130)
Other (expense) income	(97)	(288)	130	vi	(255)
(Loss) income before tax	(25,575)	1,069	1,319		(23,187)
Income tax benefit (expense)	333	(452)	-		(119)
Net (loss) income	$(25,242)	$617	$1,319		$(23,306)

Hydrofarm Holdings Group, Inc.

Notes to the Unaudited Pro Forma Condensed Consolidated Financial Statements

The Unaudited Pro Forma Condensed Consolidated Balance Sheet as of June 30, 2026, and the Unaudited Pro Forma Condensed Consolidated Statements of Operations for the six months ended June 30, 2026, include the following adjustments:

A

Reflects the sale of APP pursuant to the Purchase Agreement, adjustments required to record the estimated cash proceeds (net of transaction costs) received in connection with the sale of APP and recognition of the estimated gain on sale in retained earnings (accumulated deficit) as if the transaction had occurred on June 30, 2026.

i	Estimated net cash proceeds in connection with the sale of APP are as follows:
Base purchase price	16,000
Estimated Net Working Capital Adjustment	(695)
Closing cash	193
Total consideration	15,498
Estimated transaction costs	(234)
Net proceeds	15,264
Net proceeds - Cash	10,264
Net proceeds - Note receivable	5,000
Net proceeds	15,264
Purchase price adjustment includes items specified in the terms of the Purchase Agreement including preliminary estimates for closing net working capital and closing indebtedness.
ii	Reflects the release of currency translation adjustments directly attributable to APP in the amount of $2.5 million.
iii, ix	Estimated gain on the sale of APP, assuming we completed the sale as of June 30, 2026, is as follows:
Net proceeds	15,264
Net assets sold	(10,706)
Accumulated other comprehensive loss	(2,522)
Pre-tax gain on sale - APP Disposition	2,036
Estimated additional transaction costs	(2,744)
Proforma deferred tax adjustment	2,131
Pre-tax loss on sale - Pro Forma Adjustments	(613)
Pre-tax gain on sale - Pro Forma	1,423

For purposes of the unaudited pro forma condensed consolidated balance sheet, the estimated gain recognized in retained earnings (accumulated deficit) is based on the net carrying value of APP as of June 30, 2026 rather than as of the Closing Date of the transaction. As a result, the estimated loss reflected herein may differ materially from the actual loss on the sale of APP as of the Closing Date because of the differences in the carrying value of assets and liabilities at the Closing Date.

B	Reflects the reclassification of the operations of APP.

C	Reflects additional Pro Forma Adjustments which show how the APP sale may have affected our historical condensed consolidated balance sheet and condensed consolidated statements of operations as if it occurred on June 30, 2026 and January 1, 2026, respectively.
iv

Reflects partial repayment of the senior secured term loan, including outstanding interest, consisting of (x) $9.9 million net cash proceeds from the Transaction and (y) $5.0 million represented by the principal amount of the secured promissory note issued by the APP Buyer to us on the Closing Date and subsequently assigned to the agent for the lenders of our senior secured term loan.

v	Includes an adjustment of $2.1 million for changes in deferred taxes as a result of the sale of APP.
vi

In conjunction with the sale of APP, we entered into a transition services agreement ("TSA") with the APP Buyer. Under the terms of the TSA, we will provide certain post-closing services on an interim basis. The adjustment reflects estimated income of $0.1 million and estimated incremental expenses of nil from these services over a six-month period.

vii	Reflects the reduction of interest expense related to the repayment and partial redemption of our senior secured term loan, originally scheduled to mature in October 2028.
viii	Reflects transactions between us and APP that were historically eliminated in consolidation.
ix	Reflects $2.7 million of additional estimated transaction costs and offset by the adjustment of $2.1 million for changes in deferred taxes as a result of the sale of APP.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

On October 27, 2026, we entered into a securities purchase agreement (the "Purchase Agreement") with the purchasers signatory thereto. Under the Purchase Agreement, we issued and sold (i) 1,599,400 shares of  common stock, par value $0.0001 per share, at a purchase price of $0.905 per share (the "Registered Shares") in a registered direct offering (the "Registered Direct Offering"), and (ii) 6,971,575 shares of common stock (the "Unregistered Shares"), pre-funded warrants to purchase up to 640,000 shares of common stock at an exercise price of $0.0001 per pre-funded warrant (the "Pre-Funded Warrants"), and common stock warrants to purchase up to 9,210,975 shares of common stock at an exercise price of $0.78 per share (the "Common Warrants") in a concurrent private placement (the "Private Placement" and, together with the Registered Direct Offering, the "Offering"). The net proceeds from the Offering were approximately $6.2 million, after deducting the placement agent's fees and estimated offering expenses payable by the Company.

Each of Bill Toler, our Chief Executive Officer; Kevin O'Brien, our Chief Financial Officer; Mark Parker, our President; and Chris Yetter, a member of our board of directors, through Dumont Investment Fund LP (f/k/a Dumont Master Fund LP) (the "Fund"), participated in the Offering, as follows:

● Mr. Toler purchased 9,593 Registered Shares, 45,655 Unregistered Shares and 55,248 Common Warrants, for an aggregate purchase price of approximately $50,000;

● Mr. O'Brien purchased 9,593 Registered Shares, 45,655 Unregistered Shares and 55,248 Common Warrants, for an aggregate purchase price of approximately $50,000.

● Mr. Parker purchased 3,837 Registered Shares, 18,262 Unregistered Shares and 22,099 Common Warrants, for an aggregate purchase price of approximately $20,000.

● The Fund purchased 23,983 Registered Shares, 114,138 Unregistered Shares and 138,121 Common Warrants, for an aggregate purchase price of $125,000.

Mr. Yetter is (i) the manager of Dumont Global Partners LLC, which is the general partner of Dumont Global LP ("DG"), and (ii) the general partner of Dumont Fund Partners LLC ("DFP"). DFP is the general partner of the Fund, and DG is the investment manager of the Fund. DG, in its capacity as investment manager of the Fund, has shared power with Mr. Yetter to vote and dispose of the shares held by the Fund.

Each of Messrs. Toler, O'Brien, and Parker and the Fund purchased these securities in the Offering on the same terms and conditions, and at the same price, as the other purchasers in the Offering. The Offering, was reviewed and approved by the disinterested members of our board of directors.

SELLING STOCKHOLDERS

This prospectus covers an aggregate of up to 17,559,428 shares of our common stock, representing (i) 6,971,575 shares of common stock, (ii) 640,000 shares of common stock issuable upon exercise of pre-funded warrants held by the selling stockholders at an exercise price of $0.0001 per share, and (iii) 9,947,853 shares of common stock issuable upon the exercise of warrants held by the selling stockholders at an exercise price of $0.78 per share. Such shares of common stock may be sold or otherwise disposed of by the selling stockholders.

We sold 1,599,400 shares of common stock in a registered direct offering that closed on October 27, 2026. In a private placement concurrent with the registered direct offering, we issued (i) to the investors pre-funded warrants, to purchase up to 640,000 shares of common stock at an exercise price of $0.0001 per share, which we refer to as the Pre-Funded Warrants, (ii) to the investors warrants to purchase up to 9,210,975 shares of common stock, at an exercise price of $0.78 per share, which we refer to as the Common Warrants and (iii) to the placement agent, ThinkEquity LLC or its designees, warrants to purchase up to 736,878 shares of common stock , at an exercise price of $0.78 per share, which we refer to as the Placement Agent Warrants. The Common Warrants are exercisable commencing on October 27, 2026 and expire on April 27, 2032; the Placement Agent Warrants are exercisable commencing on October 27, 2026 and expire on April 27, 2032; and the Pre-Funded Warrants are exercisable commencing on October 27, 2026 and remain exercisable until all of the Pre-Funded Warrants are exercised in full.

The below table sets forth certain information with respect to each selling stockholder, including (a) the shares of our common stock beneficially owned by such selling stockholder prior to this offering, (b) the number of shares of our common stock being offered by such selling stockholder pursuant to this prospectus and (c) such selling stockholder’s beneficial ownership of our common stock after completion of this offering, assuming that all of the shares of common stock covered by this prospectus (but none of the other shares, if any, held by the selling stockholders) are sold to third parties in this offering.

The table is based on information supplied to us by the selling stockholders. Except as set forth in the footnotes to the table, beneficial ownership and percentage ownership are determined in accordance with the rules and regulations of the SEC, based on voting or investment power with respect to such shares, and this information does not necessarily indicate beneficial ownership for any other purpose. In accordance with SEC rules, in computing the number of shares beneficially owned by a selling stockholder, shares of common stock subject to derivative securities held by that selling stockholder that are currently exercisable or convertible, or that will be exercisable or convertible within 60 days after October 31, 2026, are deemed outstanding for purposes of such selling stockholder, but not for any other selling stockholder. The selling stockholder’s percentage ownership in the table below is based on 13,390,298 shares of our common stock outstanding as of October 31, 2026.

The selling stockholders may sell all, some or none of their shares of common stock covered by this prospectus. We do not know the number of such shares, if any, that will be offered for sale or otherwise disposed of by any of the selling stockholders. Furthermore, since the date on which we filed this prospectus, the selling stockholders may have sold, transferred or disposed of shares of common stock covered by this prospectus in transactions exempt from the registration requirements of the Securities Act. See “Plan of Distribution” beginning on page 29.

	Beneficially Owned Before Offering		Shares of Common Stock Offered	Beneficially Owned After Offering(1)
Name of Selling Stockholders	Number	Percentage	Under this Prospectus	Number	Percentage
Adam Stern	129,000 (2)	*	129,000	-	*
Andrew Jay Gastwirth	55,248 (3)	*	50,452	4,796	*
Andrew Smukler	220,994 (4)	1.64%	201,808	19,186	*
Baron de Biltmore LLC	220,994 (5)	1.64%	201,808	19,186	*
Boothbay Absolute Return Strategies LP	441,988 (6)	3.25%	403,615	38,373	*
BT Global Growth Fund LP	552,486 (7)	4.04%	504,519	47,967	*
Charles Giordano	4,900 (8)	*	4,900	-	*
Chirag Choudhary	34,844 (9)	*	34,844	-	*
Ceves Agro LLC	552,486 (10)	4.04%	504,519	47,967	*
Clayton A. Struve	110,496 (11)	*	100,903	9,593	*
Connective Capital Emerging Energy QP, LP	478,798 (12)	3.51%	437,229	41,569	*
Connective Capital I QP, LP	73,684 (13)	*	67,287	6,397	*
Craig Skop	24,791 (14)	*	24,791	-	*
Craig Kallman 2015 Living Trust	1,337,717 (15)	9.99%	3,027,096	287,820	2.15%
Daniel Waintraub	55,248 (16)	*	50,452	4,796	*
Dan Seto	13,700 (17)	*	13,700	-	*
DG Capital Management, LLC	1,337,456 (18)	9.99%	3,027,113	287,799	2.15%
Dumont Investment Fund LP	581,242 (19)	4.30%	252,259	328,983	2.46%
Elias Gianopoulos	13,700 (20)	*	13,700	-	*
Eric Lord	80,846 (21)	*	80,846	-	*
Funds managed by Empery Asset Management, LP	674,252 (22)	4.99%	1,009,039	95,933	*
Eric Ceresnie	85,778 (23)	*	60,542	25,236	*
Hudson Bay Master Fund Ltd.	674,252 (24)	4.99%	1,009,038	95,934	*
Iroquois Capital Investment Group, LLC	437,264 (25)	3.25%	655,875	62,357	*
Iroquois Master Fund, Ltd.	235,988 (26)	1.76%	353,164	33,576	*
Ivan Brightly	312,928 (27)	2.31%	285,760	27,168	*
Jamie Polak	13,700 (27)	*	13,700	-	*
Jeffrey Singer	2,211 (28)	*	2,211	-	*
J&J Investment Corp.	221,004 (29)	1.64%	201,817	19,187	*
John Clarke	41,100 (30)	*	41,100	-	*
Joel Yanowitz and Amy Metzenbaum 2003 Rev Trust	88,396 (31)	*	80,722	7,674	*
Kevin Mangan	57,266 (32)	*	57,266	-	*
Kevin O’Brien	120,384 (33)	*	100,903	19,481	*
Kingsbrook Opportunities Master Fund LP	110,496 (34)	*	100,903	9,593	*
Kolinda Tomasic	500 (35)	*	500	-	*
Leonard P. Johnson	441,988 (36)	3.25%	403,615	38,373	*
Lind Global Fund III LP	674,252 (37)	4.99%	1,009,037	95,933	*
Maria Robles	1,105 (38)	*	1,105	-	*
Mark S. Parker	63,872 (39)	*	40,361	23,511	*
Mikhail Lapushner	46,707 (40)	*	46,707	-	*
Norton Capital, LLC	221,004 (41)	1.64%	201,817	19,187	*
Phillip Quartuccio	12,000 (42)	*	12,000	-	*
Phylis Henderson	2,500 (43)	*	2,500	-	*
Raffaele Ricci	220,994 (44)	1.64%	201,808	19,186	*
Ramnarain Jaigobind	674,252 (45)	4.99%	1,009,038	95,934	*
Robert Forster	331,490 (46)	2.45%	302,710	28,780	*
Robert Gladstone	331,490 (47)	2.45%	302,710	28,780	*
Scott Rothbaum	12,000 (48)	*	12,000	-	*
Stanley Waintraub	55,348 (49)	*	50,543	4,805	*
Stephen Bender	55,348 (50)	*	50,543	4,805	*
SternAegis Ventures Defined Benefit Plan for the Benefit of Adam K. Stern	55,248 (51)	*	50,452	4,796	*
Stourbridge Investments LLC	97,790 (52)	*	89,300	8,490	*
Sylva International LLC	110,496 (53)	*	100,903	9,593	*
ThinkEquity LLC	17,685 (54)	*	17,685	-	*
William Anthony McClure	243,092 (55)	1.80%	221,987	21,105	*
William Baquet	48,103 (56)	*	48,103	-	*
William Toler	332,168 (57)	2.47%	100,903	231,265	1.72%

*  Less than one percent

(1)  Assumes that all of the shares of common stock being registered by this prospectus are resold by the selling stockholders to third parties.

(2)  Includes 129,000 shares of common stock issuable upon exercise of common warrants issued in accordance with the placement agency agreement.

(3)  Includes 4,796 shares of common stock issued in the registered direct offering and 22,828 shares of common stock and 27,624 shares of common stock issuable upon exercise of common warrants issued in the concurrent private placement, in each case pursuant to the securities purchase agreement.

(4)  Includes 19,186 shares of common stock issued in the registered direct offering and 91,311 shares of common stock and 110,497 shares of common stock issuable upon exercise of common warrants issued in the concurrent private placement, in each case pursuant to the securities purchase agreement.

(5)  Includes 19,186 shares of common stock issued in the registered direct offering and 91,311 shares of common stock and 110,497 shares of common stock issuable upon exercise of common warrants issued in the concurrent private placement, in each case pursuant to the securities purchase agreement.

(6)  Includes 38,373 shares of common stock issued in the registered direct offering and 182,621 shares of common stock and 220,994 shares of common stock issuable upon exercise of common warrants issued in the concurrent private placement, in each case pursuant to the securities purchase agreement. Boothbay Absolute Return Strategies, LP, a Delaware limited partnership (“BBARS”), is managed by Boothbay Fund Management, LLC, a Delaware limited liability company (“Boothbay”). Boothbay, in its capacity as the investment manager of BBARS, has delegated to Kingsbrook Partners LP, a Delaware limited partnership, the power to vote and the power to direct the disposition of all securities held by BBARS that are being registered hereby. Ari Glass is the Managing Member of Boothbay. Each of BBARS, Boothbay and Mr. Glass disclaim beneficial ownership of these securities, except to the extent of any pecuniary interest therein.

(7)  Includes 47,967 shares of common stock issued in the registered direct offering and 228,276 shares of common stock and 276,243 shares of common stock issuable upon exercise of common warrants issued in the concurrent private placement, in each case pursuant to the securities purchase agreement.

(8)  Includes 4,900 shares of common stock issuable upon exercise of common warrants issued in accordance with the placement agency agreement.

(9)  Includes 34,844 shares of common stock issuable upon exercise of common warrants issued in accordance with the placement agency agreement.

(10)  Includes 47,967 shares of common stock issued in the registered direct offering and 228,276 shares of common stock and 276,243 shares of common stock issuable upon exercise of common warrants issued in the concurrent private placement, in each case pursuant to the securities purchase agreement.

(11)  Includes 9,593 shares of common stock issued in the registered direct offering and 45,655 shares of common stock and 55,248 shares of common stock issuable upon exercise of common warrants issued in the concurrent private placement, in each case pursuant to the securities purchase agreement.

(12)  Includes 41,569 shares of common stock issued in the registered direct offering and 197,830 shares of common stock and 239,399 shares of common stock issuable upon exercise of common warrants issued in the concurrent private placement, in each case pursuant to the securities purchase agreement. The shares of common stock are directly held by Connective Capital Emerging Energy QP LP, a Delaware limited partnership and Connective Capital I QP LP, a Delaware limited partnership (“Connective Capital I”) may be deemed to be beneficially owned by: Robert Romero is the Chief Executive Officer of Connective Capital I, and has sole voting and dispositive control of the shares.

(13)  Includes 6,397 shares of common stock issued in the registered direct offering and 30,445 shares of common stock and 36,842 shares of common stock issuable upon exercise of common warrants issued in the concurrent private placement, in each case pursuant to the securities purchase agreement. The shares of common stock are directly held by Connective Capital Emerging Energy QP LP, a Delaware limited partnership and Connective Capital I QP LP, a Delaware limited partnership (“Connective Capital I”) may be deemed to be beneficially owned by: Robert Romero is the Chief Executive Officer of Connective Capital I, and has sole voting and dispositive control of the shares.

(14)  Includes 24,791 shares of common stock issuable upon exercise of common warrants issued in accordance with the placement agency agreement.

(15)  Includes 287,820 shares of common stock issued in the registered direct offering and 1,049,638 shares of common stock and 259 shares of common stock issuable upon exercise of common warrants and pre-funded warrants issued in a concurrent private placement, in each case pursuant to the securities purchase agreement. Excludes an additional 1,977,199 shares of common stock issuable upon exercise of common warrants and pre-funded warrants issued in the concurrent private placement, in each case pursuant to the securities purchase agreement which prohibits the selling stockholder’s beneficial ownership (as calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) to exceed 4.99% (or upon election by the selling stockholder 9.99%).

(16)  Includes 4,796 shares of common stock issued in the registered direct offering and 22,828 shares of common stock and 27,624 shares of common stock issuable upon exercise of common warrants issued in the concurrent private placement, in each case pursuant to the securities purchase agreement.

(17)  Includes 13,700 shares of common stock issuable upon exercise of common warrants issued in accordance with the placement agency agreement.

(18)  Includes 287,799 shares of common stock issued in the registered direct offering and 1,049,657 shares of common stock issued in the concurrent private placement, in each case pursuant to the securities purchase agreement. Excludes an additional 320,000 shares of common stock issuable upon exercise of pre-funded warrants and 1,657,456 shares of common stock issuable upon exercise of common warrants issued in the concurrent private placement, in each case pursuant to the securities purchase agreement which prohibits the selling stockholder’s beneficial ownership (as calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) to exceed 4.99% (or upon election by the selling stockholder 9.99%). DG Capital Management, LLC is the investment manager for DG Value Partners, LP, DG Value Partners II Master Fund, LP, DG Value Partners II Master Fund, LP - Class C, Yakar Alternatives CLAT, LLC and Yakar Alternatives, LLC.

(19)  Includes (i) 305,000 shares of common stock, (ii) 23,983 shares of common stock issued in the registered direct offering and (iii) 114,138 shares of common stock and 138,121 shares of common stock issuable upon exercise of common warrants issued in the concurrent private placement, in each case pursuant to the securities purchase agreement. Christopher Yetter, a director of the Company, is the manager of Dumont Global Partners LLC, which is the general partner of Dumont Investment, LP.

(20)  Includes 13,700 shares of common stock issuable upon exercise of common warrants issued in accordance with the placement agency agreement.

(21)  Includes 80,846 shares of common stock issuable upon exercise of common warrants issued in accordance with the placement agency agreement.

(22)  Includes 95,933 shares of common stock issued in the registered direct offering, 456,553 shares of common stock issued in the concurrent private placement and 121,766 shares of common stock issuable upon exercise of common warrants, in each case pursuant to the securities purchase agreement. Excludes an additional 430,720 shares of common stock issuable upon exercise of common warrants issued in the concurrent private placement, pursuant to the securities purchase agreement which prohibits the selling stockholder’s beneficial ownership (as calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) to exceed 4.99% (or upon election by the selling stockholder 9.99%). Empery Asset Management LP, the authorized agent of Empery Asset Master Ltd ("EAM"), Empery Tax Efficient, LP (“ETE”) and Empery Tax Efficient III, LP (“ETE III” and collectively with EAM and ETE, the “Empery Funds”), has discretionary authority to vote and dispose of the shares held by the Empery Funds and may be deemed to be the beneficial owner of these shares. Ryan Lane, in his capacity as the chief investment officer of Empery Asset Management LP, may also be deemed to have investment discretion and voting power over the shares held by the Empery Funds. Each of the Empery Funds and Mr. Lane each disclaim any beneficial ownership of these shares.

(23)  Includes (i) 15,030 shares of common stock, (ii) 4,450 shares of common stock issuable upon exercise of fully vested stock options, (iii) 5,756 shares of common stock issued in the registered direct offering and (iv) 27,393 shares of common stock and 33,149 shares of common stock issuable upon exercise of common warrants issued in the concurrent private placement, in each case pursuant to the securities purchase agreement. Eric Ceresnie is the Senior Vice President of Strategy, Corporate Development and International Markets of the Company.

(24)  Includes 95,934 shares of common stock issued in the registered direct offering and 456,552 shares of common stock and 121,766 shares of common stock issuable upon exercise of common warrants issued in the concurrent private placement, in each case pursuant to the securities purchase agreement. Excludes an additional 430,720 shares of common stock issuable upon exercise of common warrants issued in the concurrent private placement, pursuant to the securities purchase agreement which prohibits the selling stockholder’s beneficial ownership (as calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) to exceed 4.99% (or upon election by the selling stockholder 9.99%). Hudson Bay Capital Management LP, the investment manager of Hudson Bay Master Fund Ltd., has voting and investment power over these securities. Sander Gerber is the managing member of Hudson Bay Capital GP LLC, which is the general partner of Hudson Bay Capital Management LP. Each of Hudson Bay Master Fund Ltd. and Sander Gerber disclaims beneficial ownership over these securities.

(25)  Includes 62,357 shares of common stock issued in the registered direct offering and 296,759 shares of common stock and 79,148 shares of common stock issuable upon exercise of common warrants issued in the concurrent private placement, in each case pursuant to the securities purchase agreement. Excludes an additional 430,720 shares of common stock issuable upon exercise of common warrants issued in the concurrent private placement pursuant to the securities purchase agreement which prohibits the selling stockholder’s beneficial ownership (as calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) to exceed 4.99% (or upon election by the selling stockholder 9.99%). Richard Abbe is the managing member of Iroquois Capital Investment Group LLC.   Mr. Abbe has voting control and investment discretion over securities held by Iroquois Capital Investment Group LLC. As such, Mr. Abbe may be deemed to be the beneficial owner (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the securities held by Iroquois Capital Investment Group LLC.

(26) Includes 33,576 shares of common stock issued in the registered direct offering and 159,794 shares of common stock and 42,618 shares of common stock issuable upon exercise of common warrants issued in the concurrent private placement, in each case pursuant to the securities purchase agreement. Excludes an additional 150,752 shares of common stock issuable upon exercise of common warrants issued in the concurrent private placement pursuant to the securities purchase agreement which prohibits the selling stockholder’s beneficial ownership (as calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) to exceed 4.99% (or upon election by the selling stockholder 9.99%). Iroquois Capital Management L.L.C. is the investment manager of Iroquois Master Fund, Ltd. Iroquois Capital Management, LLC  has voting control and investment discretion over securities held by Iroquois Master Fund. As Managing Members of Iroquois Capital Management, LLC , Richard Abbe and Kimberly Page make voting and investment decisions on behalf  of Iroquois Capital Management, LLC  in its capacity as investment manager to Iroquois Master Fund Ltd. As a result of the foregoing, Mr. Abbe and Mrs. Page may be deemed to have beneficial ownership (as determined under Section 13(d) of the Securities Exchange Act of 1934, as amended) of the securities held by Iroquois Capital Management and Iroquois Master Fund.

(27)  Includes 27,168 shares of common stock issued in the registered direct offering and 129,296 shares of common stock and 156,464 shares of common stock issuable upon exercise of common warrants issued in the concurrent private placement, in each case pursuant to the securities purchase agreement.

(28)  Includes 13,700 shares of common stock issuable upon exercise of common warrants issued in accordance with the placement agency agreement.

(29)  Includes 2,211 shares of common stock issuable upon exercise of common warrants issued in accordance with the placement agency agreement.

(30)  Includes 19,187 shares of common stock issued in the registered direct offering and 91,315 shares of common stock and 110,502 shares of common stock issuable upon exercise of common warrants issued in the concurrent private placement, in each case pursuant to the securities purchase agreement.

(31)  Includes 41,100 shares of common stock issuable upon exercise of common warrants issued in accordance with the placement agency agreement.

(32)  Includes 7,674 shares of common stock issued in the registered direct offering and 36,524 shares of common stock and 44,198 shares of common stock issuable upon exercise of common warrants issued in the concurrent private placement, in each case pursuant to the securities purchase agreement.

(33)  Includes 57,266 shares of common stock issuable upon exercise of common warrants issued in accordance with the placement agency agreement.

(34)  Includes (i) 6,555 shares of common stock and 3,333 shares of common stock issuable upon vesting of restricted stock units within 60 days, (ii) 9,593 shares of common stock issued in the registered direct offering and (iii) 45,655 shares of common stock and 55,248 shares of common stock issuable upon exercise of common warrants issued in the concurrent private placement, in each case pursuant to the securities purchase agreement. Kevin O’Brien is the Chief Financial Officer of the Company.

(35)  Includes 9,593 shares of common stock issued in the registered direct offering and 45,655 shares of common stock and 55,248 shares of common stock issuable upon exercise of common warrants issued in the concurrent private placement, in each case pursuant to the securities purchase agreement. Kingsbrook Partners LP (“Kingsbrook Partners”) is the investment manager of Kingsbrook Opportunities Master Fund LP (“Kingsbrook Opportunities”) and consequently has voting control and investment discretion over securities held by Kingsbrook Opportunities. Kingsbrook Opportunities GP LLC (“Opportunities GP”) is the general partner of Kingsbrook Opportunities and may be considered the beneficial owner of any securities deemed to be beneficially owned by Kingsbrook Opportunities. KB GP LLC (“GP LLC”) is the general partner of Kingsbrook Partners and may be considered the beneficial owner of any securities deemed to be beneficially owned by Kingsbrook Partners. Ari J. Storch, Adam J. Chill and Scott M. Wallace are the sole managing members of Opportunities GP and GP LLC and as a result may be considered beneficial owners of any securities deemed beneficially owned by Opportunities GP and GP LLC. Each of Kingsbrook Partners, Opportunities GP, GP LLC and Messrs. Storch, Chill and Wallace disclaim beneficial ownership of these securities.

(36)  Includes 500 shares of common stock issuable upon exercise of common warrants issued in accordance with the placement agency agreement.

(37)  Includes 38,373 shares of common stock issued in the registered direct offering and 182,621 shares of common stock and 220,994 shares of common stock issuable upon exercise of common warrants issued in the concurrent private placement, in each case pursuant to the securities purchase agreement.

(38)  Includes 95,933 shares of common stock issued in the registered direct offering and 456,552 shares of common stock and 121,767 shares of common stock issuable upon exercise of common warrants issued in the concurrent private placement, in each case pursuant to the securities purchase agreement. Excludes an additional 430,718 shares of common stock issuable upon exercise of common warrants issued in the concurrent private placement, pursuant to the securities purchase agreement which prohibits the selling stockholder’s beneficial ownership (as calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) to exceed 4.99% (or upon election by the selling stockholder 9.99%).

(39)  Includes 1,105 shares of common stock issuable upon exercise of common warrants issued in accordance with the placement agency agreement.

(40)  Includes (i) 11,891 shares of common stock, 3,333 shares of common stock issuable upon vesting of restricted stock units within 60 days, and 4,450 shares of common stock issuable upon exercise of fully vested stock options, (ii) 3,837 shares of common stock issued in the registered direct offering and (iii) 18,262 shares of common stock and 22,099 shares of common stock issuable upon exercise of common warrants issued in the concurrent private placement, in each case pursuant to the securities purchase agreement. Mark Parker is the President of the Company.

(41)  Includes 46,707 shares of common stock issuable upon exercise of common warrants issued in accordance with the placement agency agreement.

(42)  Includes 19,187 shares of common stock issued in the registered direct offering and 91,315 shares of common stock and 110,502 shares of common stock issuable upon exercise of common warrants issued in the concurrent private placement, in each case pursuant to the securities purchase agreement.

(43)  Includes 12,000 shares of common stock issuable upon exercise of common warrants issued in accordance with the placement agency agreement.

(44)  Includes 2,500 shares of common stock issuable upon exercise of common warrants issued in accordance with the placement agency agreement.

(45)  Includes 19,186 shares of common stock issued in the registered direct offering and 91,311 shares of common stock and 110,497 shares of common stock issuable upon exercise of common warrants issued in the concurrent private placement, in each case pursuant to the securities purchase agreement.

(46)  Includes 95,934 shares of common stock issued in the registered direct offering and 456,552 shares of common stock and 121,766 shares of common stock issuable upon exercise of common warrants issued in the concurrent private placement, in each case pursuant to the securities purchase agreement. Excludes an additional 430,720 shares of common stock issuable upon exercise of common warrants issued in the concurrent private placement pursuant to the securities purchase agreement and 180,220 shares of common stock issuable upon the exercise of common warrants issued pursuant to the placement agency agreement, in each case which prohibits the selling stockholder’s beneficial ownership (as calculated in accordance with Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) to exceed 4.99% (or upon election by the selling stockholder 9.99%).

(47)  Includes 28,780 shares of common stock issued in the registered direct offering and 136,965 shares of common stock and 165,745 shares of common stock issuable upon exercise of common warrants issued in the concurrent private placement, in each case pursuant to the securities purchase agreement.

(48)  Includes 28,780 shares of common stock issued in the registered direct offering and 136,965 shares of common stock and 165,745 shares of common stock issuable upon exercise of common warrants issued in the concurrent private placement, in each case pursuant to the securities purchase agreement.

(49)  Includes 12,000 shares of common stock issuable upon exercise of common warrants issued in accordance with the placement agency agreement.

(50)  Includes 4,805 shares of common stock issued in the registered direct offering and 22,869 shares of common stock and 27,674 shares of common stock issuable upon exercise of common warrants issued in the concurrent private placement, in each case pursuant to the securities purchase agreement.

(51)  Includes 4,805 shares of common stock issued in the registered direct offering and 22,869 shares of common stock and 27,674 shares of common stock issuable upon exercise of common warrants issued in the concurrent private placement, in each case pursuant to the securities purchase agreement.

(52)  Includes 4,796 shares of common stock issued in the registered direct offering and 22,828 shares of common stock and 27,624 shares of common stock issuable upon exercise of common warrants issued in the concurrent private placement, in each case pursuant to the securities purchase agreement.

(53)  Includes 8,490 shares of common stock issued in the registered direct offering and 40,405 shares of common stock and 48,895 shares of common stock issuable upon exercise of common warrants issued in the concurrent private placement, in each case pursuant to the securities purchase agreement.

(54)  Includes 9,593 shares of common stock issued in the registered direct offering and 45,655 shares of common stock and 55,248 shares of common stock issuable upon exercise of common warrants issued in the concurrent private placement, in each case pursuant to the securities purchase agreement.

(55)  Includes 17,685 shares of common stock issuable upon exercise of common warrants issued to the placement agent for the registered direct offering and concurrent private placement in accordance with the placement agency agreement.

(56)  Includes 21,105 shares of common stock issued in the registered direct offering and 100,441 shares of common stock and 121,546 shares of common stock issuable upon exercise of common warrants issued in the concurrent private placement, in each case pursuant to the securities purchase agreement.

(57)  Includes 48,103 shares of common stock issuable upon exercise of common warrants issued in accordance with the placement agency agreement.

(58)  Includes (i) 204,172 shares of common stock and 17,500 shares of common stock issuable upon vesting of restricted stock units within 60 days, (ii) 9,593 shares of common stock issued in the registered direct offering and (iii) 45,655 shares of common stock and 55,248 shares of common stock issuable upon exercise of common warrants issued in the concurrent private placement, in each case pursuant to the securities purchase agreement. William Toler is the Chief Executive Officer of the Company.

DESCRIPTION OF CAPITAL STOCK

The following descriptions of our capital stock, warrants and provisions of our restated certificate of incorporation, which we refer to as the Certificate of Incorporation and amended and restated bylaws, which we refer to as the Bylaws, are summaries, are not intended to be complete and are qualified in their entirety by reference to such warrants, Certificate of Incorporation and Bylaws, copies of which have been filed as exhibits to our registration statement, of which this prospectus forms a part.

Common Stock

Our Certificate of Incorporation authorizes us to issue 300,000,000 shares of common stock, par value $0.0001 per share. As of the date of this prospectus, there are 13,390,298 shares of common stock issued and outstanding.

Voting Rights. The holders of our common stock are entitled to one vote for each share held of record on all matters on which the holders are entitled to vote (or consent to).

Dividends. The holders of our common stock are entitled to receive, ratably, dividends only if, when and as declared by our board of directors out of funds legally available therefor and after provision is made for each class of capital stock having preference over the common stock, if any.

Liquidation Rights. In the event of our liquidation, dissolution or winding-up, the holders of our common stock may be entitled to share, ratably, in all assets remaining available for distribution after payment of all liabilities and after provision is made for each class of capital stock having preference over the common stock.

Preemptive or Similar Rights. The holders of our common stock have no preemptive or similar rights.

Fully Paid and Non-Assessable. All of our outstanding shares of common stock are, and the shares of common stock to be issued in this offering will be, fully paid and nonassessable.

Pre-Funded Warrants

As of the date of this prospectus, we had outstanding Pre-Funded Warrants to purchase up to 640,000 shares of common stock at an offering price of $0.9049 per Pre-Funded Warrant.

Exercise. Each Pre-Funded Warrant entitles the holder to purchase one share of common stock at the nominal exercise price of $0.0001 per share. The Pre-Funded Warrants were immediately exercisable and will remain exercisable at any time until all of the Pre-Funded Warrants are exercised in full. Holders of the Pre-Funded Warrants will not have the right to exercise any portion of the Pre-Funded Warrants if the holder (together with certain of its affiliates) would beneficially own in excess of 4.99% (or, upon election of the holder, 9.99%) of the number of shares of our common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the Pre-Funded Warrants, subject to certain conditions.

Adjustment. The exercise price and the number of shares of common stock issuable upon exercise of the Pre-Funded Warrants are subject to appropriate adjustment in the event of any stock dividend, stock split, reverse stock split, reclassification or similar transaction affecting our common stock.

Fundamental Transaction. In the event of a fundamental transaction, as described in the Pre-Funded Warrants, and generally including a merger or consolidation, a sale of all or substantially all of our assets, a completed tender or exchange offer accepted by holders of more than 50% of our common stock, a reclassification or compulsory share exchange of our common stock, or any other transaction in which a person or group acquires more than 50% of our common stock or voting power, then upon any subsequent exercise of a warrant, the holder will have the right to receive the securities, cash or other property that it would have received had it exercised the warrant immediately prior to the fundamental transaction, without regard to any limitation on exercise contained in the warrant. The exercise price will be adjusted accordingly and reasonably apportioned among any different components of such consideration.

Preferred Stock

Our Certificate of Incorporation authorizes us to issue 50,000,000 shares of preferred stock, par value $0.0001 per share, of which 27,800,000 shares were designated as Series 1 Non-Voting Convertible Preferred Stock with a par value of $0.0001 per share and a stated value equal to $1.00, or the Stated Value, pursuant to that certain Certificate of Designation dated October 27, 2026, which we refer to as the Certificate of Designation. As of the date of this prospectus, we had outstanding 27,800,000 shares of Series 1 Non-Voting Convertible Preferred Stock.

Subordination. The Series 1 Non-Voting Convertible Preferred Stock ranks (i) senior to the common stock and any other class or series of our capital stock hereafter created, the terms of which specifically provide that such class or series shall rank junior to the Series 1 Non-Voting Convertible Preferred Stock, and (ii) pari passu with any class or series of our capital stock hereafter created specifically ranking, by its terms, on par with the Series 1 Non-Voting Convertible Preferred Stock.

Conversion. Each share of Series 1 Non-Voting Convertible Preferred Stock shall be convertible at any time following the receipt of stockholder approval for the issuance of the shares of common stock issuable upon the conversion of the Series 1 Non-Voting Convertible Preferred Stock, at the option of the holder thereof, into that number of shares of common stock (subject to the limitations set forth in Section 6(d) of the Certificate of Designation) determined by dividing the Stated Value by $1.00; provided however, that we shall not effect any conversion of Series 1 Non-Voting Convertible Preferred Stock, and the holder will not have the right to convert any portion of the Series 1 Non-Voting Convertible Preferred Stock, if after giving effect to the conversion, the holder (together with certain of its affiliates) would beneficially own in excess of 4.99%.

Voting Rights. The holders of our Series 1 Non-Voting Convertible Preferred Stock have no voting rights except as otherwise required by the DGCL. Notwithstanding the foregoing, in addition, as long as any shares of Series 1 Non-Voting Convertible Preferred Stock are outstanding, we shall not, without the affirmative vote of the holders of a majority of the then outstanding shares of the Series 1 Non-Voting Convertible Preferred Stock, voting as a separate class, (a) alter or amend this Certificate of Designation, amend or repeal any provision of or add any provision to the Certificate of Incorporation or Bylaws, or file any article of amendment, certificate of designations, preferences, limitations and relative rights of all series of Series 1 Non-Voting Convertible Preferred Stock, in each case if such action would change adversely the powers, preferences or rights given to the Series 1 Non-Voting Convertible Preferred Stock in the Certificate of Designation, (b) increase or decrease (other than by conversion) the number of authorized shares of Series 1 Non-Voting Convertible Preferred Stock, (c) authorize or issue an additional class or series of capital stock that ranks senior to the Series 1 Non-Voting Convertible Preferred Stock with respect to the distribution of assets on liquidation, or (d) enter into any agreement with respect to any of the foregoing.

Board Designation Rights. Subject to the terms of the Certificate of Designation and a side letter agreement between us and the lenders under our senior secured term loan, certain of such lenders, or the Designating Lenders, have the right to designate one member of our board of directors and, subject to approval by our stockholders in accordance with the applicable Nasdaq listing rules, will have the right to designate up to three additional members of our board of directors (each director so designated, a Lender Designee), and the Designating Lenders will have the exclusive right to remove any Lender Designee from our board of directors for any reason other than for cause, in which case we will be required to take all necessary action to cause the removal of such Lender Designee upon the written request of the representative of the Designating Lenders.

Dividends. The holders of our Series 1 Non-Voting Convertible Preferred Stock shall be entitled to receive dividends, on an as-if convertible basis, of any dividends payable on the common stock.

Liquidation Rights. In the event of any voluntary or involuntary liquidation, dissolution, or winding up, or sale of us, each holder of our Series 1 Non-Voting Convertible Preferred Stock shall be entitled to receive, (i) after and subject to the payment in full of all amounts required to be distributed to the holders of another class or series of our stock ranking on liquidation prior and in preference to the Series 1 Non-Voting Convertible Preferred Stock, (ii) ratably with any class or series of stock ranking on liquidation on parity with the Series 1 Non-Voting Convertible Preferred Stock and (iii) in preference and priority to the holders of the shares of common stock, an amount equal to the greater of: (x) 100% of the Stated Value and no more, in proportion to the full and preferential amount that all shares of the Series 1 Non-Voting Convertible Preferred Stock are entitled to receive or (y) such amount per share as would have been payable had all shares of Series 1 Non-Voting Convertible Preferred Stock been converted into common stock (without regard to any limitations on conversion set forth therein or otherwise).

Preemptive or Similar Rights. The holders of our Series 1 Non-Voting Convertible Preferred Stock have no preemptive or similar rights.

Restrictions on Repurchase or Redemption. There is no restriction on our repurchase or redemption of shares of Series 1 Non-Voting Convertible Preferred Stock while there is any arrearage in the payment of dividends or sinking fund installments.

Fully Paid and Non-Assessable. All of our outstanding shares of Series 1 Non-Voting Convertible Preferred Stock are, and the shares of common stock to be issued upon the conversion of the Series 1 Non-Voting Convertible Preferred Stock will be, fully paid and nonassessable.

Stock Options

As of the date of this prospectus, 25,875 shares of common stock were issuable upon the exercise of outstanding stock options, at a weighted-average exercise price of $97.25 per share.

Warrants

As of the date of this prospectus, we had outstanding warrants (excluding the Pre-Funded Warrants) to purchase up to 37,447,853 shares of our common stock at a weighted average exercise price of $0.78 per share.

Exercise. The warrants (other than the Pre-Funded Warrants) were immediately exercisable and will remain exercisable until 5.5 years from the date of issuance. Exercise of the Lender Warrants remains subject to approval by our stockholders under Nasdaq listing rules. Holders of the warrants will not have the right to exercise any portion of the warrants if the holder (together with certain of its affiliates) would beneficially own in excess of 4.99% (or, upon election of the holder, 9.99%) of the number of shares of our common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the warrants, subject to certain conditions.

Adjustment. The exercise price and the number of shares of common stock issuable upon exercise of the warrants are subject to appropriate adjustment in the event of any stock dividend, stock split, reverse stock split, reclassification or similar transaction affecting our common stock.

Fundamental Transaction. In the event of a fundamental transaction, as described in the warrants, and generally including a merger or consolidation, a sale of all or substantially all of our assets, a completed tender or exchange offer accepted by holders of more than 50% of our common stock, a reclassification or compulsory share exchange of our common stock, or any other transaction in which a person or group acquires more than 50% of our common stock or voting power, then upon any subsequent exercise of a warrant, the holder will have the right to receive, at its option, the securities, cash or other property that it would have received had it exercised the warrant immediately prior to the fundamental transaction, without regard to any limitation on exercise contained in the warrant. The exercise price will be adjusted accordingly and reasonably apportioned among any different components of such consideration.

Anti-Takeover Provisions

Our Certificate of Incorporation, Bylaws, and the Delaware General Corporation Law, or DGCL, contain provisions that may delay, defer or discourage another party from acquiring control of us. We expect that these provisions, which are summarized below, will discourage coercive takeover practices or inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors, which we believe may result in an improvement of the terms of any such acquisition in favor of our stockholders. However, they also give our board of directors the power to discourage acquisitions that some stockholders may favor.

Authorized but unissued shares. The authorized but unissued shares of our common stock and our preferred stock are available for future issuance without stockholder approval, subject to the requirements of any national securities exchange on which our common stock is listed, should we so qualify for listing. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock and preferred stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Stockholder action by written consent. Our Certificate of Incorporation and Bylaws provide that no action shall be taken by our stockholders except at an annual or special meeting of our stockholders called in accordance with our Bylaws and no action shall be taken by our stockholders by written consent, subject to the rights of any series of preferred stock permitting the holders of such series of preferred stock to act by written consent; provided, however, that, for so long as S5 Enterprises Inc. (formerly 2118769 Ontario Inc.), Fruzer Inc., Indulge Inc. (formerly 2208742 Ontario Inc.), Jackpot Inc. (formerly 2208744 Ontario Inc.), HF I Investments LLC, HF II Investments LLC, HF III Investments LLC, Hawthorn LP, Hydrofarm Co-Investment Fund, LP, Arch Street Holdings I, LLC and Payne Capital Corp., together with their respective affiliates or successors, collectively beneficially own (directly or indirectly), in the aggregate, at least fifty percent (50%) of our then issued and outstanding common stock, any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders called in accordance with our Bylaws may be taken by our stockholders by written consent.

Special meetings of stockholders. Our Certificate of Incorporation and Bylaws provide that, except as otherwise required by law or provided by the resolution or resolutions adopted by our board of directors designating the rights, powers and preferences of any series of preferred stock, special meetings of our stockholders may be called only by (a) our board of directors pursuant to a resolution approved by a majority of the total number of our directors that we would have if there were no vacancies or (b) the chair of our board of directors, and any power of our stockholders to call a special meeting is specifically denied.

Advance notice requirements for stockholder proposals and director nominations. Our Bylaws provide for an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our board of directors. In order for any matter to be “properly brought” before a meeting, a stockholder must comply with advance notice and duration of ownership requirements and provide us with certain information. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a qualified stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has delivered timely written notice in proper form to our secretary of the stockholder’s intention to bring such business before the meeting. These provisions could have the effect of delaying stockholder actions that are favored by the holders of a majority of our outstanding voting securities until the next stockholder meeting.

Amendment of Certificate of Incorporation or Bylaws. The DGCL provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation, unless a corporation’s certificate of incorporation requires a greater percentage. Our Certificate of Incorporation provides that certain provisions of our Certificate of Incorporation (namely, those provisions relating to (i) directors; (ii) limitation of director liability, indemnification and advancement of expenses and renunciation of corporate opportunities; (iii) meetings of stockholders; and (iv) amendments to our Certificate of Incorporation and Bylaws) may not be altered, amended or repealed in any respect (including by merger, consolidation or otherwise), nor may any provision inconsistent therewith be adopted, unless such alteration, amendment, repeal or adoption is approved by the affirmative vote of the holders of at least sixty-six and two-thirds percent (66 2∕3%) of the voting power of all of our then-outstanding shares then entitled to vote generally in an election of directors, voting together as a single class. Our Certificate of Incorporation and Bylaws also provide that approval of stockholders holding sixty-six and two-thirds percent (66 2∕3%) of the voting power of all of our then-outstanding shares entitled to vote generally in an election of directors, voting together as a single class, is required for stockholders to make, alter, amend, or repeal any provision of our Bylaws. Our board of directors retains the right to alter, amend or repeal our Bylaws.

No Cumulative Voting. The DGCL provides that the right to vote cumulatively does not exist unless the certificate of incorporation expressly authorizes cumulative voting. The Certificate of Incorporation does not authorize cumulative voting.

Classified Board of Directors. Our Certificate of Incorporation provides for a classified board of directors consisting of three classes of approximately equal size, each serving staggered three-year terms. Only the directors in one class will be subject to election by a plurality of the votes cast at each annual meeting of stockholders, with the directors in the other classes continuing for the remainder of their respective three-year terms.

Appointment of Directors to Fill Vacancies. Our Certificate of Incorporation provides, subject to the rights, if any, of the holders of any series of preferred stock to elect directors and to fill vacancies in the board of directors relating thereto, any and all vacancies in the board of directors, however occurring, including, without limitation, by reason of an increase in size of the board of directors, or the death, resignation, disqualification or removal of a director, shall be filled solely and exclusively by the affirmative vote of a majority of the remaining directors then in office, even if less than a quorum of the board of directors, or by a single remaining director, and not by the stockholders.

Limitations on Liability and Indemnification of Officers and Directors. Our Certificate of Incorporation and Bylaws provide indemnification and advancement of expenses for our directors and officers to the fullest extent permitted by the DGCL. We have entered into indemnification agreements with each of our directors that may be, in some cases, broader than the specific indemnification provisions contained under the DGCL. In addition, as permitted by the DGCL, our Certificate of Incorporation and Bylaws include provisions that eliminate the personal liability of our directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director. These provisions may be held not to be enforceable for violations of the federal securities laws of the United States.

Corporate Opportunity Doctrine. The DGCL permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to the corporation or its officers, directors or stockholders. Under our Certificate of Incorporation, to the maximum extent permitted by the laws of the State of Delaware, (a) we have renounced all interest and expectancy that we otherwise would be entitled to have in, and all rights to be offered an opportunity to participate in, any business opportunity that from time to time may be presented to (i) any of our directors, (ii) any of our stockholders, officers or agents, or (iii) any Affiliate (as defined in our Certificate of Incorporation) of any person or entity identified in the preceding clause (i) or (ii), but in each case excluding any such person in its capacity as an employee or director of us or our subsidiaries; (b) no stockholder and no director, in each case, that is not an employee of us or our subsidiaries, has any duty to refrain from (x) engaging in a corporate opportunity in the same or similar lines of business in which we or our subsidiaries from time to time are engaged or propose to engage or (y) otherwise competing, directly or indirectly, with us or any of our subsidiaries; and (c) if any stockholder or any director, in each case, that is not an employee of us or our subsidiaries, acquires knowledge of a potential transaction or other business opportunity which may be a corporate opportunity both for such stockholder or such director or any of their respective affiliates, on the one hand, and for us or our subsidiaries, on the other hand, such stockholder or director has no duty to communicate or offer such transaction or business opportunity to us or our subsidiaries and such stockholder or director may take any and all such transactions or opportunities for itself or offer such transactions or opportunities to any other person or entity. The preceding sentence shall not apply to any potential transaction or business opportunity that is expressly offered to a director or employee of us or our subsidiaries, solely in his or her capacity as a director or employee of us or our subsidiaries.

Furthermore, to the fullest extent permitted by the laws of the State of Delaware, no potential transaction or business opportunity may be deemed to be a corporate opportunity of ours or our subsidiaries unless (a) we or our subsidiaries would be permitted to undertake such transaction or opportunity in accordance with our Certificate of Incorporation, (b) we or our subsidiaries at such time have sufficient financial resources to undertake such transaction or opportunity, (c) we or our subsidiaries have an interest or expectancy in such transaction or opportunity and (d) such transaction or opportunity would be in the same or similar line of business in which we or our subsidiaries are then engaged or a line of business that is reasonably related to, or a reasonable extension of, such line of business.

Section 203 of the Delaware General Corporation Law. We are subject to the provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly-held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the time that such stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes, among other things, a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns, or did own within three years prior to the determination of interested stockholder status, 15% or more of the corporation’s voting stock. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:

●	before the stockholder became interested, the board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
●

upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans, in some instances; or

●

at or after the time the stockholder became interested, the business combination was approved by the board of directors of the corporation and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

A Delaware corporation may “opt out” of these provisions with an express provision in its original certificate of incorporation or an express provision in its amended and restated certificate of incorporation or by-laws resulting from a stockholders’ amendment approved by at least a majority of the outstanding voting shares. We have not opted out of these provisions. As a result, mergers or other takeover or change in control attempts of us may be discouraged or prevented.

Forum Selection. Our Certificate of Incorporation and our Bylaws provide that unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware does not have subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware) is the exclusive forum for (i) any derivative action or proceeding brought on our behalf; (ii) any action asserting a breach of fiduciary duty owed by any of our current or former directors, officers or other employees owed to our stockholders; (iii) any action asserting a claim against us or any of our current or former directors, officers or other employees arising pursuant to the DGCL, our Certificate of Incorporation or our Bylaws; (iv) any action or proceeding to interpret, apply, enforce or determine the validity of the Certificate of Incorporation or the Bylaws (including any right, obligation, or remedy thereunder); (v) any action or proceeding as to which the DGCL confers jurisdiction to the Court of Chancery of the State of Delaware; or (vi) any action asserting a claim against us that is governed by the internal affairs doctrine against us or any of our directors, officers or other employees, in all cases to the fullest extent permitted by law and subject to the court’s having personal jurisdiction over the indispensable parties named as defendants. Notwithstanding the foregoing, the exclusive forum provision does not apply to suits brought to enforce any liability or duty created by the Securities Act, Exchange Act, or any other claim for which the federal courts have exclusive jurisdiction. Unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall, to the fullest extent permitted by applicable law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. The choice of forum provision may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees.

Transfer Agent and Registrar

The transfer agent and registrar of our common stock is Continental Stock Transfer & Trust Company. They are located at 1 State Street, 30th Floor, New York, New York 10004. Their telephone number is (212) 509-4000.

PLAN OF DISTRIBUTION

Each selling stockholder of the securities offered pursuant to this prospectus and any of their pledgees, assignees and successors-in-interest may, from time to time, sell, transfer or otherwise dispose of any or all of their securities covered hereby on the Nasdaq Capital Market or any other stock exchange, market or trading facility on which the securities are traded or in private transactions. These sales may be at fixed or negotiated prices. A selling stockholder may use any one or more of the following methods when selling securities:

●	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;
●	block trades in which the broker-dealer will attempt to sell the securities as agent but may position and resell a portion of the block as principal to facilitate the transaction;
●	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;
●	an exchange distribution in accordance with the rules of the applicable exchange;
●	privately negotiated transactions;
●	settlement of short sales entered into after the effective date of the registration statement of which this prospectus is a part;
●	in transactions through broker-dealers that agree with the selling stockholders to sell a specified number of such securities at a stipulated price per security;
●	through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;
●	a combination of any such methods of sale; or
●	any other method permitted pursuant to applicable law.

The selling stockholders may also sell securities under Rule 144 or any other exemption from registration under the Securities Act, if available, rather than under this prospectus.

Broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of securities, from the purchaser) in amounts to be negotiated, but, except as set forth in a supplement to this prospectus, in the case of an agency transaction not in excess of a customary brokerage commission in compliance with Financial Industry Regulatory Authority, or FINRA, Rule 2121; and in the case of a principal transaction a markup or markdown in compliance with FINRA IM-2121.

In connection with the sale of the securities or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the securities in the course of hedging the positions they assume. The selling stockholders may also sell securities short and deliver these securities to close out their short positions, or loan or pledge the securities to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or create one or more derivative securities which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

The selling stockholders and any broker-dealers or agents that are involved in selling the securities may be deemed to be “underwriters” within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the securities purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act. Each selling stockholder has informed us that it does not have any written or oral agreement or understanding, directly or indirectly, with any person to distribute the securities.

We are required to pay certain fees and expenses incurred by us incidental to the registration of the securities. We have agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act. We will not be responsible for any of the selling stockholders’ selling costs incurred pursuant to any available method provided hereunder for selling securities.

Because selling stockholders may be deemed to be “underwriters” within the meaning of the Securities Act, they will be subject to the prospectus delivery requirements of the Securities Act including Rule 172 thereunder. In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under Rule 144 rather than under this prospectus. There is no underwriter or coordinating broker acting in connection with the proposed sale of the resale shares by the selling stockholders.

The shares will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

We agreed to keep this prospectus effective until the earlier of (i) the date on which the securities may be resold by the selling stockholders without registration and without regard to any volume or manner-of-sale limitations by reason of Rule 144, without the requirement for us to be in compliance with the current public information under Rule 144 under the Securities Act or any other rule of similar effect or (ii) all of the securities have been sold pursuant to this prospectus or Rule 144 under the Securities Act or any other rule of similar effect. The resale securities will be sold only through registered or licensed brokers or dealers if required under applicable state securities laws. In addition, in certain states, the resale securities covered hereby may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

Under applicable rules and regulations under the Exchange Act, any person engaged in the distribution of the resale securities may not simultaneously engage in market making activities with respect to the shares for the applicable restricted period, as defined in Regulation M, prior to the commencement of the distribution. In addition, the selling stockholders will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, including Regulation M, which may limit the timing of purchases and sales of the shares by the selling stockholders or any other person. We will make copies of this prospectus available to the selling stockholders and have informed them of the need to deliver a copy of this prospectus to each purchaser at or prior to the time of the sale (including by compliance with Rule 172 under the Securities Act).

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon for us by Cozen O’Connor, Philadelphia, Pennsylvania.

EXPERTS

The financial statements of Hydrofarm Holdings Group Inc. as of December 31, 2025 and 2024, and for each of the two years in the period ended December 31, 2025, incorporated by reference in this prospectus by reference to Hydrofarm Holdings Group Inc.’s Annual Report on Form 10-K for the year ended December 31, 2025, have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report. Such financial statements are incorporated by reference in reliance upon the report of such firm given their authority as experts in accounting and auditing.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The SEC permits us to “incorporate by reference” the information and reports we file with it. This means that we can disclose important information to you by referring to another document. The information that we incorporate by reference is considered to be part of this prospectus, and later information that we file with the SEC automatically updates and supersedes this information. We incorporate by reference the documents listed below, except to the extent information in those documents is different from the information contained in this prospectus, and all future documents filed with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act (other than the portions thereof deemed to be furnished to the SEC pursuant to Item 2.02 or Item 7.01 of Form 8-K and exhibits accompanying such reports that relate to such items) until we terminate the offering of these securities:

●	our Annual Report on Form 10-K for the year ended December 31, 2025, filed with the SEC on March 27, 2026 (the “Annual Report”);
●	Item 10 through 14 of Part III of the Annual Report are being incorporated by reference from portions of our Definitive Proxy Statement on Schedule 14A, filed on April 30, 2026;
●	our Quarterly Reports on Form 10-Q for the period ended March 31, 2026 and June 30, 2026 filed with the SEC on May 15, 2026 and August 14, 2026, respectively;
●

our Current Reports on Form 8-K filed with the SEC on February 20, 2026, April 7, 2026, April 14, 2026, April 20, 2026, June 22, 2026, June 26, 2026, July 9, 2026, August 6, 2026, October 9, 2026, October 27, 2026 (a.m.) and October 27, 2026 (p.m.);

●

the description of our capital stock contained in our registration statement on Form 8-A filed on December 7, 2020, including any amendment or report filed for the purpose of updating such description (which includes the description of our Common Stock in Exhibit 4.2 of our Annual Report)

●

all documents we file with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and prior to the termination of this offering made by way of this prospectus.

To the extent that any statement in this prospectus is inconsistent with any statement that is incorporated by reference and that was made on or before the date of this prospectus, the statement in this prospectus shall supersede such incorporated statement. The incorporated statement shall not be deemed, except as modified or superseded, to constitute a part of this prospectus or the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of each contract or document filed as an exhibit to our various filings made with the SEC.

We will provide to each person, including any beneficial owner, to whom this prospectus is delivered, upon written or oral request and without charge, a copy of any or all of the reports or documents incorporated by reference in this prospectus that have not been delivered with this prospectus. Requests may be made by email to ir@hydrofarm.com or by writing or telephoning us at the following address or telephone number:

Hydrofarm Holdings Group, Inc.

1510 Main Street

Shoemakersville, PA 19555

Telephone: (707) 765-9990

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement under the Securities Act (SEC File No. 333- ) that registers the securities offered hereby. The registration statement, including the exhibits and schedules attached thereto and the information incorporated by reference therein, contains additional relevant information about the securities and our Company, which we are allowed to omit from this prospectus pursuant to the rules and regulations of the SEC. In addition, we file annual, quarterly and current reports and proxy statements and other information with the SEC. Our SEC filings are available on the SEC’s website at www.sec.gov. Copies of certain information filed by us with the SEC are also available free of charge on our investor website at https://investors.hydrofarm.com. We have not incorporated by reference into this prospectus the information on our website and it is not a part of this document.

17,559,428 Shares of Common Stock

PRELIMINARY PROSPECTUS

The date of this prospectus is                             , 2026

PART II

PART II - INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution.

The estimated expenses payable by us in connection with the offering described in this registration statement will be as follows. With the exception of the filing fee for the SEC, all amounts are estimates.

SEC registration fee	$978
Legal fees and expenses	35,000
Accounting fees and expenses	25,000
Transfer Agent and registrar fees	2,000
Miscellaneous expenses	2,022
Total	$65,000

Item 14. Indemnification of Directors and Officers

Section 102 of the DGCL permits a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit.

Section 145 of the DGCL authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act.

Section 145 of the Delaware General Corporation Law states:

(a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

(b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c) To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

(d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer, employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer of the corporation at the time of such determination:

(1)         By a majority vote of the directors who are not parties to such action, suit or proceeding, even though less than a quorum; or

(2)         By a committee of such directors designated by majority vote of such directors, even though less than a quorum; or

(3)         If there are no such directors, or if such directors so direct, by independent legal counsel in a written opinion; or

(4)         By the stockholders.

(e) Expenses (including attorneys’ fees) incurred by an officer or director of the corporation in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents of the corporation or by persons serving at the request of the corporation as directors, officers, employees or agents of another corporation, partnership, joint venture, trust or other enterprise may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

(f) The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office. A right to indemnification or to advancement of expenses arising under a provision of the certificate of incorporation or a bylaw shall not be eliminated or impaired by an amendment to the certificate of incorporation or the bylaws after the occurrence of the act or omission that is the subject of the civil, criminal, administrative or investigative action, suit or proceeding for which indemnification or advancement of expenses is sought, unless the provision in effect at the time of such act or omission explicitly authorizes such elimination or impairment after such action or omission has occurred.

(g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liability under this section.

(h) For purposes of this section, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

(i) For purposes of this section, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director, officer, employee or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this section.

(j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

(k) The Court of Chancery is hereby vested with exclusive jurisdiction to hear and determine all actions for advancement of expenses or indemnification brought under this section or under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. The Court of Chancery may summarily determine a corporation’s obligation to advance expenses (including attorneys’ fees).

As permitted by Delaware law, our certificate of incorporation limits or eliminates the personal liability of our directors to the maximum extent permitted by Delaware law.

Our bylaws provide for indemnification of our directors and executive officers to the maximum extent permitted by the DGCL.

In addition, we have entered into indemnification agreements with each of our current directors. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

We also maintain standard policies of insurance under which coverage is provided to our directors and officers against losses arising from claims made by reason of breach of duty or other wrongful act, and to us with respect to payments which may be made by us to such directors and officers pursuant to the above indemnification provisions or otherwise as a matter of law.

The above discussion of our certificate of incorporation, our bylaws, our indemnification agreements with our current directors and executive officers and Sections 102 and 145 of the DGCL is not intended to be exhaustive and is respectively qualified in its entirety by such certificate of incorporation, such bylaws, such indemnification agreements and such statutes.

To the extent that our directors, officers and controlling persons are indemnified under the provisions contained in our certificate of incorporation, Delaware law or contractual arrangements against liabilities arising under the Securities Act, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 15. Recent Sales of Unregistered Securities

On October 5, 2026, we issued 300,000 shares of Series 1 Non-Voting Convertible Preferred Stock in consideration of the full, final and complete settlement of all claims by the other parties to the agreement and release related to their engagement. The Series 1 Non-Voting Convertible Preferred Shares will be convertible in the aggregate into 300,000 shares of our common stock upon approval of issuance of the conversion shares by our stockholders as required by applicable rules of Nasdaq. The offer and issuance of such shares were made in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Rule 506(b) of Regulation D promulgated thereunder. The recipient of such shares represented to us that it is an “accredited investor” as defined in Rule 501(a) of Regulation D under the Securities Act and is acquiring such shares, and will acquire any conversion shares, for its own account and for investment purposes only. No general solicitation or advertising was used in connection with the offer and issuance of such shares. The shares are subject to restrictions on transfer under applicable federal and state securities laws.

On October 27, 2026, pursuant to the terms of a payoff letter, we issued 27,500,000 shares of Series 1 Non-Voting Convertible Preferred Stock and warrants to purchase up to 27,500,000 shares of common stock at an exercise price of $0.78 per share to the lenders under our senior secured term loan, in complete satisfaction of all obligations under the term loan agreement and other credit agreements. Prior to the payoff letter, there was approximately $109 million in principal amount outstanding under the senior secured term loan. The Series 1 Non-Voting Convertible Preferred Shares will be convertible in the aggregate into 27,500,000 shares of our common stock and the warrants will be exercisable for up to 27,500,000 shares of common stock upon approval of issuance of the conversion shares by our stockholders as required by applicable rules of Nasdaq. The offer and issuance of such shares and warrants were made in reliance upon the exemption from registration provided by Section 4(a)(2) of the Securities Act and/or Rule 506(b) of Regulation D promulgated thereunder. Each of the lenders represented to us that it is an “accredited investor” as defined in Rule 501(a) of Regulation D under the Securities Act and is acquiring such shares and warrants, and will acquire any conversion shares, for its own account and for investment purposes only. No general solicitation or advertising was used in connection with the offer and issuance of such shares and warrants. The shares and warrants are subject to restrictions on transfer under applicable federal and state securities laws.

On October 27, 2026, we entered into a securities purchase agreement with certain institutional investors, pursuant to which we agreed to sell to such investors in a registered direct offering 1,599,400 shares of our common stock at a price per share of $0.905, or the Registered Shares.

In a concurrent private placement and subject to the terms of the securities purchase agreement, we issued to such investors (i) 6,971,575 shares of common stock at $0.905 per share, or Unregistered Shares and (ii) Pre-Funded Warrants to purchase up to 640,000 shares of common stock having an exercise price of $0.0001 per share, at a purchase price of $0.9049 per share of common stock and an exercise price of $0.0001 per Pre-Funded Warrant. For no additional consideration, each investor received Common Warrants to purchase up to a number of shares of common stock equal to 100% of such investor’s Registered Shares, Unregistered Shares and/or Pre-Funded Warrants, being an aggregate of 9,210,975 shares of common stock, at an exercise price of $0.78 per share. We refer to the Unregistered Shares, Pre-Funded Warrants and Common Warrants as the Private Placement Securities. We received an aggregate amount of $6.9 million, in each instance, less the estimated commissions and estimated offering expenses payable by us, and currently intend to use the net proceeds from the registered direct offering and the concurrent private placement for general corporate purposes which may include capital expenditures, working capital and general and administrative expenses. The Pre-Funded Warrants are immediately exercisable and may be exercised at a nominal consideration of $0.0001 per share of common stock at any time until all of the Pre-Funded Warrants are exercised in full. The Common Warrants are immediately exercisable and expire 5.5 years following the issue date. Holders of the Warrants will not have the right to exercise any portion of the Warrants if the holder (together with certain of its affiliates) would beneficially own in excess of 4.99% (or, upon election of the holder, 9.99%) of the number of shares of common stock outstanding immediately after giving effect to the exercise, as such percentage ownership is determined in accordance with the terms of the warrants. However, any warrant holder may increase or decrease such percentage, provided that any increase will not be effective until the 61st day after such election.

In connection with the registered direct offering and concurrent private placement, or the Offering, on October 27, 2026, we also entered into a placement agency agreement with ThinkEquity LLC, pursuant to which ThinkEquity LLC acted as the Company’s exclusive placement agent, or Placement Agent, in the registered direct offering and concurrent private placement, except with respect to the participation of our officers, directors or their respective affiliates. We agreed to pay the Placement Agent a cash fee equal to 8% of the aggregate purchase price paid by the investors. We also agreed to reimburse the Placement Agent for all reasonable and out-of-pocket expenses incurred in connection with the Placement Agent’s engagement, including reasonable fees and expenses of the Placement Agent’s legal counsel and due diligence analysis up to $125,000. In addition, we agreed to issue to the Placement Agent or its designees such number of Common Warrants equal to 8% of the Shares and Pre-Funded Warrants sold in the Offering , which we refer to as the Placement Agent Warrants. The Placement Agent Warrants have substantially the same terms as the Common Warrants.

The Private Placement Securities and Placement Agent Warrants and the shares of common stock issuable upon exercise of such warrants have not been registered under the Securities Act, or the securities laws of any state, and are being offered and sold in reliance on the exemption from registration under the Securities Act, afforded by Section 4(a)(2) and/or Rule 506 promulgated thereunder. Each of the institutional investors party to the securities purchase agreement represented to us that it is an “accredited investor” as defined in Rule 501(a) of Regulation D under the Securities Act. No general solicitation or advertising was used in connection with the Offering. The Private Placement Securities, Placement Agent Warrants and the shares of common stock issuable upon exercise of such warrants are subject to restrictions on transfer under applicable federal and state securities laws.

Item 16. Exhibits and Financial Statement Schedules

(a) Exhibits

The following exhibits are filed herewith or incorporated by reference in this prospectus:

Exhibit No.	Description
1.1

Placement Agency Agreement dated October 27, 2026 by and between Hydrofarm Holdings Group, Inc. and ThinkEquity LLC (incorporated by reference to Exhibit 10.3 of the Company’s Form 8-K filed with the SEC on October 27, 2026).

2.1#

Stock Purchase Agreement, dated as of May 21, 2021, by and among House & Garden Holdings, LLC, House & Garden, Inc., Humboldt Wholesale, Inc., Allied Imports & Logistics, Inc., South Coast Horticultural Supply, Inc., the Sellers (as defined therein), and Steven Muller, as Sellers’ Representative (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K (File No. 001-39773) filed with the SEC on May 26, 2021).

2.2#

Securities Purchase Agreement, dated as of June 17, 2021, by and among Hydrofarm Holdings Group, Inc., Gotham Properties LLC, Aurora Innovations Inc., an Oregon corporation, Aurora International, Inc., and certain equity holders party thereto (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K (File No. 001-39773) filed with the SEC on June 21, 2021).

2.3#

Share Purchase Agreement, dated as of July 30, 2021, by and among Hydrofarm Holdings Group, Inc., Greenstar Plant Products Inc., GSPP Investments Inc., Funance Productions Corp., Michael Nemirow, and 13213684 Canada Ltd. (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K (File No. 001-39773) filed with the SEC on August 3, 2021).

2.4

Amended and Restated Agreement and Plan of Merger, dated August 28, 2018, by and among Hydrofarm Holdings Group, Inc., Hydrofarm Merger Sub, Inc. and Hydrofarm Investment Corp. (incorporated by reference to the Company's Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).

2.5#

Stock Purchase and Contribution Agreement, dated as of October 25, 2021, by and among Hydrofarm Holdings Group, Inc., Hydrofarm, LLC, Bruce Zierk and Christopher Mayer (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K (File No. 001-39773) filed with the SEC on November 3, 2021).

2.6

Amendment No. 1 to Stock Purchase and Contribution Agreement, dated as of November 1, 2021, by and among Hydrofarm Holdings Group, Inc., Hydrofarm, LLC, Bruce Zierk and Christopher Mayer (incorporated by reference to Exhibit 2.2 of the Company’s Current Report on Form 8-K (File No. 001-39773) filed with the SEC on November 3, 2021).

2.7#

Share Purchase Agreement dated as of July 31, 2026 by and among Aurora International, LLC, Aurora Peat Products ULC, and 2817049 Alberta Ltd. (incorporated by reference to Exhibit 2.1 of the Company’s Current Report on Form 8-K (File No. 001-39773), filed with the SEC on August 6, 2026).

3.1

Restated Certificate of Incorporation of Hydrofarm Holdings Group, Inc. (incorporated by reference to Exhibit 3.1 of the Company’s Quarterly Report on Form 10-Q (File No. 001-39773), filed with the SEC on November 12, 2025).

3.2	Certificate of Designation of Series 1 Non-Voting Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 of the Company’s Form 8-K filed with the SEC on October 27, 2026).
3.3	Amended and Restated Bylaws (incorporated by reference to the Company’s Registration Statement on Form S-1/A (File No. 333-250037), filed with the SEC on December 1, 2020).
4.1

Specimen Common Stock Certificate of the Hydrofarm Holdings Group, Inc. (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).

4.2	Form of Common Warrant (incorporated by reference to Exhibit 4.1 of the Company’s Form 8-K filed with the SEC on October 27, 2026).
4.3	Form of Pre-Funded Warrant (incorporated by reference to Exhibit 4.2 of the Company’s Form 8-K filed with the SEC on October 27, 2026).
4.4	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.3 of the Company’s Form 8-K filed with the SEC on October 27, 2026).
4.5	Form of Lender Warrant (incorporated by reference to Exhibit 4.4 of the Company’s Form 8-K filed with the SEC on October 27, 2026)
5.1*	Legal Opinion of Cozen O’Connor
10.1#

Securities Purchase Agreement dated October 27, 2026 by and among Hydrofarm Holdings Group, Inc. and the purchasers signatory thereto (incorporated by reference to Exhibit 10.1 of the Company’s Form 8-K filed with the SEC on October 27, 2026).

10.2

Registration Rights Agreement dated October 27, 2026 by and among Hydrofarm Holdings Group, Inc. and the purchasers signatory thereto (incorporated by reference to Exhibit 10.2 of the Company’s Form 8-K filed with the SEC on October 27, 2026).

10.3	Form of Lock-Up Agreement (incorporated by reference to Exhibit 10.4 of the Company’s Form 8-K filed with the SEC on October 27, 2026).
10.4

Escrow Agreement dated October 9, 2026 by and among Hydrofarm Holdings Group, Inc. and CSC Delaware Trust Company (incorporated by reference to Exhibit 10.5 of the Company’s Form 8-K filed with the SEC on October 27, 2026).

10.5

Letter agreement dated October 27, 2026 by and among Hydrofarm Holdings Group, Inc., the lenders party from time to time thereto, and FEAC Agent, LLC, as administrative agent for the lenders and collateral agent for all the secured parties (incorporated by reference to Exhibit 10.6 of the Company’s Form 8-K filed with the SEC on October 27, 2026).

10.6

Registration Rights Agreement dated October 27, 2026 by and among Hydrofarm Holdings Group, Inc. and the securityholders signatory thereto (incorporated by reference to Exhibit 10.7 of the Company’s Form 8-K filed with the SEC on October 27, 2026).

10.7

Credit Agreement, dated March 29, 2021, by and among Hydrofarm Holdings Group, Inc., Hydrofarm, LLC, and JPMorgan Chase Bank, N.A. (incorporated by reference to Exhibit 10.38 to the Company's Annual Report on Form 10-K filed with the SEC on March 30, 2021).

10.8#

First Amendment and Joinder to Credit Agreement, dated as of August 31, 2021, by and among Hydrofarm Holdings Group, Inc., Hydrofarm, LLC, Hydrofarm Investment Corp., Hydrofarm Holdings LLC, EHH Holdings LLC, Sunblaster LLC, Hydrofarm Canada, LLC, Sunblaster Holdings ULC, Eddi’s Wholesale Garden Supplies Ltd., Field 16, LLC, House & Garden, Inc., Humboldt Wholesale, Inc., Aurora Innovations, LLC, House & Garden Holdings, LLC, Gotham Properties LLC, Aurora International, LLC, Allied Imports & Logistics, Inc., Aurora Peat Products ULC, Greenstar Plant Products Inc., the lenders party thereto and JPMorgan Chase Bank, N.A. (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K (File No. 001-39773) filed with the SEC on September 7, 2021).

10.9#

Second Amendment to Credit Agreement, dated as of October 25, 2021, by and among Hydrofarm Holdings Group, Inc., Hydrofarm, LLC, Field 16, LLC, House & Garden, Inc., Humboldt Wholesale, Inc., Aurora Innovations, LLC, Hydrofarm Investment Corp., Hydrofarm Holdings LLC, EHH Holdings LLC, Sunblaster LLC, Hydrofarm Canada, LLC, Sunblaster Holdings ULC, Eddi’s Wholesale Garden Supplies Ltd., House & Garden Holdings, LLC, Gotham Properties LLC, Aurora International, LLC, Allied Imports & Logistics, Inc., Aurora Peat Products ULC, Greenstar Plant Products Inc., the lenders party thereto and JPMorgan Chase Bank, N.A. (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 15, 2021).

10.10

Third Amendment and Joinder to Credit Agreement, dated as of August 23, 2022, by and among Hydrofarm Holdings Group, Inc., Hydrofarm, LLC, Field 16, LLC, Aurora Innovations, LLC, Innovative Growers Equipment, Inc., Manufacturing & Supply Chain Services, Inc., Hydrofarm Investment Corp., Hydrofarm Holdings LLC, EHH Holdings LLC, Sunblaster LLC, Hydrofarm Canada, LLC, Sunblaster Holdings ULC, Eddi’s Wholesale Garden Supplies Ltd., House & Garden Holdings, LLC, Gotham Properties LLC, Aurora International, LLC, Aurora Peat Products ULC, Greenstar Plant Products Inc., Innovative AG Installation, Inc., Innovative Racking Systems, Inc., Innovative Shipping Solutions, Inc., Innovative Growers Equipment Canada, Inc., the lenders party thereto and JPMorgan Chase Bank, N.A. (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q (File No. 001-39773), filed with the SEC on November 09, 2022).

10.11

Fourth Amendment to Credit Agreement and Limited Consent and Waiver, dated December 22, 2022, by and among Hydrofarm Holdings Group, Inc., Hydrofarm, LLC, Field 16, LLC, Aurora Innovations, LLC, Innovative Growers Equipment, Inc., Manufacturing & Supply Chain Services, Inc., Hydrofarm Investment Corp., Hydrofarm Holdings LLC, EHH Holdings, LLC, Sunblaster LLC, Hydrofarm Canada, LLC, Sunblaster Holdings ULC, Eddi’s Wholesale Garden Supplies Ltd., House & Garden Holdings, LLC, Gotham Properties LLC, Aurora International, LLC, Aurora Peat Products ULC, Greenstar Plant Products Inc., Innovative Ag Installation, Inc., Innovative Racking Systems, Inc., Innovative Shipping Solutions, Inc., Innovative Growers Equipment Canada, Inc., JPMorgan Chase Bank, N.A. and JPMorgan Chase Bank, N.A. (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K (File No. 001-39773), filed with the SEC on December 29, 2022).

10.12

Fifth Amendment to Credit Agreement, dated March 31, 2023, by and among Hydrofarm Holdings Group, Inc., Hydrofarm, LLC, Field 16, LLC, Innovative Growers Equipment, Inc., Manufacturing & Supply Chain Services, Inc., Hydrofarm Investment Corp., Hydrofarm Holdings LLC, EHH Holdings, LLC, Sunblaster LLC, Hydrofarm Canada, LLC, Sunblaster Holdings ULC, Eddi’s Wholesale Garden Supplies Ltd., House & Garden Holdings, LLC, Gotham Properties LLC, Aurora International, LLC, Aurora Peat Products ULC, Greenstar Plant Products Inc., Innovative AG Installation, Inc., Innovative Racking Systems, Inc., Innovative Shipping Solutions, Inc., Innovative Growers Equipment Canada, Inc., JPMorgan Chase Bank, N.A., as lender, and JPMorgan Chase Bank, N.A., as administrative agent (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on April 6, 2023).

10.13

Sixth Amendment to Credit Agreement, dated November 1, 2024, by and among Hydrofarm Holdings Group, Inc., Hydrofarm, LLC, Field 16, LLC, Innovative Growers Equipment, Inc., Manufacturing & Supply Chain Services, Inc., Hydrofarm Investment Corp., Hydrofarm Holdings LLC, EHH Holdings, LLC, Sunblaster LLC, Hydrofarm Canada, LLC, Sunblaster Holdings ULC, Eddi’s Wholesale Garden Supplies Ltd., House & Garden Holdings, LLC, Aurora International, LLC, Aurora Peat Products ULC, Greenstar Plant Products Inc., Innovative AG Installation, Inc., Innovative Racking Systems, Inc., Innovative Shipping Solutions, Inc., Innovative Growers Equipment Canada, Inc., and JPMorgan Chase Bank, N.A., as lender and administrative agent (incorporated by reference to Exhibit 10.5 of the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 7, 2024).

10.14

Seventh Amendment to Credit Agreement and Limited Consent and Waiver, dated May 9, 2025 by and among Hydrofarm Holdings Group, Inc., Hydrofarm, LLC, Field 16, LLC, Aurora Innovations, LLC, Innovative Growers Equipment, Inc., Manufacturing & Supply Chain Services, Inc., Hydrofarm Investment Corp., Hydrofarm Holdings LLC, EHH Holdings, LLC, Sunblaster LLC, Hydrofarm Canada, LLC, Sunblaster Holdings ULC, Eddi’s Wholesale Garden Supplies Ltd., House & Garden Holdings, LLC, Aurora International, LLC, Aurora Peat Products ULC, Greenstar Plant Products Inc., Innovative Ag Installation, Inc., Innovative Racking Systems, Inc., Innovative Shipping Solutions, Inc., Innovative Growers Equipment Canada, Inc., JPMorgan Chase Bank, N.A. and JPMorgan Chase Bank, N.A (incorporated by reference to Exhibit 10.3 of the Company's Form 10-Q filed with the SEC on May 13, 2025).

10.15#

Credit and Guaranty Agreement, dated as of October 25, 2021, by and among Hydrofarm Holdings Group, Inc., the other credit parties party thereto, the lenders party thereto and JPMorgan Chase Bank, N.A. (incorporated by reference to Exhibit 10.3 of the Company’s Quarterly Report on Form 10-Q filed with the SEC on November 15, 2021).

10.16

Amendment No. 1 to Credit and Guaranty Agreement, dated as of June 27, 2023, by and among Hydrofarm Holdings Group, Inc., the subsidiaries of Hydrofarm Holdings Group, Inc. party thereto from time to time, the lenders party thereto and JP Morgan Chase Bank, N.A., as administrative agent and as collateral Agent. (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K filed with the SEC on July 3, 2023).

10.17#

 Unit Purchase and Contribution Agreement, dated as of April 26, 2021, by and among Hydrofarm Holdings Group, Inc., Field 16, LLC, F16 Holding LLC and the members of F16 Holding LLC (incorporated by reference to Exhibit 10.38 of the Company’s Registration Statement on Form S-1 (File No. 333-255510) filed with the SEC on April 26, 2021).

10.18+

 Employment Agreement, dated November 12, 2025, by and between Hydrofarm Holdings Group, Inc. and William Toler (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K (File No. 001-39773), filed with the SEC on November 12, 2025).

10.19+

 Offer Letter, dated February 26, 2020, by and between Hydrofarm Holdings Group, Inc. and B. John Lindeman (incorporated by reference to Exhibit 10.33 to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).

10.20+

 Amendment to Offer Letter dated April 14, 2025 by and between Hydrofarm Holdings Group, Inc. and B. John Lindeman (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K (File No 001-39773), filed with the SEC on April 17, 2025).

10.21+	Offer Letter dated March 1, 2022 by and between Hydrofarm Holdings Group Inc. and Mark Parker (incorporated by reference to Exhibit 10.2 of the Company's Form 10-Q filed with the SEC on May 13, 2025).
10.22+

Hydrofarm Holdings Group, Inc. 2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.34 to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).

10.23+

Form of Hydrofarm Holdings Group, Inc. 2018 Equity Incentive Plan Stock Option Grant Notice (incorporated by reference to Exhibit 10.35 to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).

10.24+

Hydrofarm Holdings Group, Inc. 2019 Equity Incentive Plan (incorporated by reference to Exhibit 10.36 to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).

10.25+

Form of Hydrofarm Holdings Group, Inc. 2019 Equity Incentive Plan Stock Option Grant Notice (incorporated by reference to Exhibit 10.37 to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).

10.26+

Hydrofarm Holdings Group, Inc. 2020 Equity Incentive Plan (incorporated by reference to Exhibit 10.38 to the Company’s Registration Statement on Form S-1/A (File No. 333-250037), filed with the SEC on December 1, 2020).

10.27+

Form of Hydrofarm Holdings Group, Inc. 2020 Equity Incentive Plan Stock Option Grant Notice (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 14, 2024).

10.28+

Form of Hydrofarm Holdings Group, Inc. 2020 Equity Incentive Plan Restricted Stock Unit Grant Notice (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 14, 2024).

10.29+

Form of Hydrofarm Holdings Group, Inc. 2020 Equity Incentive Plan Performance Stock Unit Grant Notice (incorporated by reference to Exhibit 10.3 to the Company’s Quarterly Report on Form 10-Q filed with the SEC on May 14, 2024).

10.30+	Form of Indemnification Agreement (incorporated by reference to the Company’s Registration Statement on Form S-1 (File No. 333-250037), filed with the SEC on November 12, 2020).
10.31+	Hydrofarm Holdings Group - Amended and Restated Non-Employee Director Compensation Policy (incorporated by reference to Exhibit 10.4 of the Company's Form 10-Q filed with the SEC on August 12, 2025).
10.32

Purchase Agreement, dated May 10, 2024, by and between Hydrofarm Holdings Group, Inc. and CM Fabrication, LLC (incorporated by reference to Exhibit 10.4 of the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 8, 2024).

10.33+#

Offer Letter dated January 14, 2022 by and between Hydrofarm Holdings Group Inc. and Kevin O'Brien (incorporated by reference to Exhibit 10.1 of the Company's Form 10-Q filed with the SEC on May 15, 2026).

10.34#

Forbearance Agreement dated April 8, 2026, by and among Hydrofarm Holdings Group, Inc., the other credit parties from time to time party thereto, the lenders party thereto, and FEAC Agent, LLC, as administrative agent for the lenders and collateral agent for the secured parties (incorporated by reference to Exhibit 10.1 of the Company’s Current Report on Form 8-K (File No. 001-39773), filed with the SEC on April 14, 2026).

10.35

Amendment No. 2 to Credit and Guaranty Agreement dated April 8, 2026, by and among Hydrofarm Holdings Group, Inc., the subsidiaries of Hydrofarm Holdings Group, Inc. party thereto from time to time, the lenders party thereto and FEAC Agent, LLC, as administrative agent and collateral agent (incorporated by reference to Exhibit 10.2 of the Company’s Current Report on Form 8-K (File No. 001-39773), filed with the SEC on April 14, 2026).

21.1*	List of Subsidiaries
23.1*	Consent of Deloitte & Touche LLP, independent registered public accounting firm
23.2*	Consent of Cozen O’Connor (included in Exhibit 5.1)
24.1*	Power of Attorney (included on the signature page)
101	Interactive Data File
107*	Filing Fee Table

+ Indicates a management contract or any compensatory plan, contract or arrangement.

# Certain confidential portions of this Exhibit were omitted by means of marking such portions with an asterisk (the Mark) because the identified confidential portions (i) are not material and (ii) are of the type that the Registrant treats as private and confidential.

* Filed herewith.

(b) Financial Statement Schedules

All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

Item 17. Undertakings

The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

provided, however, that paragraphs (i), (ii) and (iii) do not apply if the registration statement is on Form S-1 and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Shoemakersville, Commonwealth of Pennsylvania, on November 10, 2026.

Hydrofarm Holdings Group, Inc.

By:	/s/ William Toler
William Toler
Chief Executive Officer & Chairman of the Board of Directors

Each person whose signature appears below constitutes and appoints William Toler and Kevin O’Brien and each of them, his true and lawful attorney-in-fact and agent, each with full power of substitution and resubstitution, severally, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement on Form S-1, any subsequent registration statements pursuant to Rule 462 of the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or any of them or their or his or her substitute or substitutes, may lawfully do or cause to be done by virtue hereof. This power of attorney may be executed in counterparts.

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ William Toler	Chief Executive Officer & Chairman of the Board of Directors	November 10, 2026
William Toler	(Principal Executive Officer)

/s/ Kevin O’Brien	Chief Financial Officer	November 10, 2026
Kevin O’Brien	(Principal Financial Officer)

/s/ Erica Ackerman	Chief Accounting Officer	November 10, 2026
Erica Ackerman	(Principal Accounting Officer)

/s/ Patrick Chung	Director	November 10, 2026
Patrick Chung

/s/ Renah Persofsky	Director	November 10, 2026
Renah Persofsky

/s/ Richard Christopher Yetter	Director	November 10, 2026
Richard Christopher Yetter

/s/ Melisa Denis	Director	November 10, 2026
Melisa Denis